EXECUTION COPY

AMERICAS SILVER CORPORATION

and

COMPUTERSHARE TRUST COMPANY OF CANADA

WARRANT INDENTURE

Providing for the Issue of
up to 10,305,436 Common Share Purchase Warrants

June 14, 2016

STIKEMAN ELLIOTT LLP

THIS WARRANT INDENTURE dated as of June 14, 2016

B E T W E E N:

AMERICAS SILVER CORPORATION ,
a company incorporated under the Canada Business Corporations Act

(hereinafter called the “Company”)

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA,
a trust company existing under the laws of Canada and registered to carry on business in the Province of Ontario

(hereinafter called the “Warrant Agent”)

RECITALS

WHEREAS:

A.	The Company proposes to issue and sell subscription receipts (“Subscription Receipts”) pursuant to a private placement offering (the “ Offering”) at a price of $0.30 per Subscription Receipt;

B.

Each Subscription Receipt shall entitle the holder thereof, upon satisfaction of the Escrow Release Conditions (as defined herein), without payment of additional consideration by the holder thereof, to receive one Unit (as defined herein) consisting of one Common Share (as defined herein) and one-quarter of one Common Share purchase warrant (each whole Common Share purchase warrant, a “Warrant”);

C.	In connection with the Offering, including pursuant to the exercise of the Broker Warrants (as defined herein), the Company proposes to issue up to an aggregate of 10,305,436 Warrants;

D.	Each Warrant shall entitle the holder thereof to purchase, subject to adjustment in certain events, one Common Share at a price of $0.39 at any time prior to the Time of Expiry (as defined herein);

E.	The Company is duly authorized to create and issue the Warrants to be issued as herein provided;

F.

All things necessary have been done and performed to make the Warrants, when certified by the Warrant Agent and issued as provided in this Indenture, legal, valid and binding upon the Company with the rights, interests and benefits of and subject to the terms of this Indenture;

G.	The foregoing recitals are made as statements of fact by the Company and not by the Warrant Agent; and

H.

The Warrant Agent has agreed to enter into this Indenture and to hold all rights, interests and benefits contained herein for and on behalf of those persons who become holders of Warrants issued pursuant to this Indenture from time to time;

NOW THEREFORE THIS INDENTURE WITNESSES that for good and valuable consideration mutually given and received, the receipt and sufficiency of which are hereby acknowledged, it is hereby agreed and declared as follows:

ARTICLE 1
INTERPRETATION

Section 1.1	Definitions

In this Indenture, unless there is something in the subject matter or context inconsistent therewith:

“Agents” means, collectively, GMP Securities L.P. (“GMP”), Medalist Capital Ltd., Cormark Securities Inc. and Mackie Research Capital Corporation;

“Applicable Legislation” means any statute of Canada or a province thereof and regulations under any such statute, relating to warrant agreements similar in nature to this Indenture or to the rights, duties and obligations of warrant agents and corporations under agreements similar in nature to this Indenture, to the extent that such provisions are at the time in force and applicable to this Indenture;

“Broker Warrants” means the broker warrants, to be issued to the Agents in connection with the Offering, exercisable to acquire up to 2,696,750 Units at a price of $0.35 per Unit until 5:00 p.m. (Toronto time) on June 14, 2018, all in accordance with the terms of the certificates evidencing such broker warrants;

“Business Day” means a day that is not a Saturday, Sunday, a day on which banks are closed in Toronto, Ontario or civic or statutory holiday in Toronto, Ontario;

“Capital Reorganization”  has the meaning ascribed to that term in subsection 2.13(4);

“CDS”  has the meaning ascribed thereto in subsection 2.5(1);

“CDS Participant” has the meaning ascribed thereto in subsection 2.5(2);

“Closing Date” means June 14, 2016 or such later date as the Company and GMP (on its own behalf and on behalf of the other Agents) may determine;

“Common Share Reorganization” has the meaning ascribed to that term in subsection 2.13(1);

“Common Shares” means the common shares in the capital of the Company;

“Company” means Americas Silver Corporation and its lawful successors from time to time;

“Company’s Auditors” means the chartered accountant or firm of chartered accountants duly appointed as auditor or auditors of the Company from time to time;

“Confirmation” has the meaning ascribed to that term in subsection 3.1(2);

“counsel” means a barrister or solicitor (who may be an employee of the Company) or a firm of barristers and solicitors (who may be counsel to the Company), in both cases acceptable to the Warrant Agent;

“Current Market Price” of the Common Shares at any date means the weighted average of the trading price per Common Share for such Common Shares for each day there was a closing price for the twenty (20) consecutive Trading Days ending three (3) Trading Days prior to such date on the TSX or, if on such date the Common Shares are not listed on the TSX, then on such stock exchange upon which such Common Shares are listed and as selected by the directors, or, if on such date the Common Shares are not listed on any stock exchange, then on such over-the-counter market as may be selected for such purpose by the directors, provided further that if the Common Shares are not then listed on any stock exchange or traded in the over-the-counter market, then the Current Market Price shall be determined by such firm of independent chartered accountants as may be selected by the directors of the Company;

“director” means a member of the board of directors of the Company for the time being, and unless otherwise specified herein, reference to “action by the board of directors” means action by the board of directors of the Company as a board or, whenever duly empowered, action by a committee of the board;

“Escrow Release Conditions” has the meaning given to such term in the Subscription Receipt Agreement;

“Exchange Basis”  means, at any time, the number of Common Shares or other classes of shares or securities or property which a Warrantholder is entitled to receive upon the exercise of the rights attached to the Warrants pursuant to the terms of this Indenture, as the number may be adjusted pursuant to Article 2 hereof, such number being equal to one Common Share per Warrant as of the date hereof;

“Exercise Date”  with respect to any Warrant means the date on which such Warrant is duly surrendered for exercise in accordance with the provisions of Article 3 hereof;

“Exercise Notice” has the meaning ascribed to that term in subsection 3.1(2);

“Exercise Price” means $0.39 for each Common Share, subject to adjustment in accordance with the provisions of this Indenture;

“extraordinary resolution”  has the meaning ascribed to that term in Sections 6.11 and 6.14;

“NCI”  has the meaning ascribed to such term in Section 2.5(1);

“Offering” has the meaning ascribed to that term in Recital A;

“person” means an individual, a corporation, a partnership, a syndicate, a trustee, a warrant agent, an executor, an administrator, a legal representative or any unincorporated organization and words importing persons are intended to have a similarly extended meaning;

“Rights Offering”  has the meaning ascribed to that term in subsection 2.13(2);

“Rights Offering Price” has the meaning ascribed to that term in subsection 2.14(2);

“Securities Laws” means, collectively, the applicable securities laws of the United States and each of the states of the United States and each of the provinces and territories of Canada and the respective regulations made and forms prescribed thereunder together with all applicable published rules, policy statements, notices and blanket orders and rulings of the securities commissions or similar regulatory authorities (including the TSX) in each of the provinces and territories of Canada;

“shareholder” means an owner of record of one or more Common Shares;

“Special Distribution”  has the meaning ascribed to that term in subsection 2.13(3);

“Subject Securities” means the Common Shares or other securities or property issuable upon the exercise of the Warrants as a result of any adjustment to the subscription rights pursuant to Article 2 hereof;

“Subscription Receipt Agreement” means the subscription receipt agreement dated as of June 14, 2016 among the Company, GMP and Computershare Trust Company of Canada, in its capacity as subscription receipt agent;

“Subscription Receipts” has the meaning ascribed to that term in Recital A;

“Subsidiary of the Company” or “Subsidiary” means any corporation of which more than 50% of the outstanding Voting Shares are owned, directly or indirectly, by or for the Company, provided that the ownership of such shares confers the right to elect at least a majority of the board of directors of such corporation and includes any corporation in like relation to a Subsidiary;

“this Indenture”, “herein”, “hereby” and similar expressions mean or refer to this common share purchase warrant indenture and any indenture, deed or instrument supplemental or ancillary hereto; and the expressions “Article”, “section” or

“subsection” followed by a number or letter mean and refer to the specified Article, section or subsection of this Indenture;

“Time of Expiry” means 5:00 p.m. (Toronto time) on June 14, 2021;

“Trading Day” means a day on which the TSX (or such other exchange on which the Common Shares are listed and which forms the primary trading market for such shares) is open for trading, and if the Common Shares are not listed on a stock exchange, a day on which an over-the-counter market where such shares are traded is open for business;

“Transfer Agent” means the transfer agent or agents for the time being of the Common Shares;

“TSX” means the Toronto Stock Exchange;

“Unit” means a unit of the Company consisting of one Common Share and one quarter of one Warrant;

“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“U.S. Person” means a “U.S. person” as that term is defined in Rule 902(k) of Regulation S under the U.S. Securities Act;

“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

“Voting Shares” means shares in the capital of any class of shares of any corporation carrying voting rights under all circumstances, provided that, for this purpose, shares which only carry the right to vote conditionally on the occurrence of an event shall not be considered Voting Shares, whether or not such event shall have occurred, and no shares shall be deemed to cease to be Voting Shares solely by reason of a right to vote accruing to shares of another class or classes by reason of the occurrence of any such event;

“Warrant Agent” means Computershare Trust Company of Canada and its successors and permitted assigns from time to time under this Indenture including through the operation of Section 8.8, in the capacity of warrant agent in respect of the Warrants;

“Warrant Certificates” means the certificates representing the Warrants, if any, substantially in the form attached as Schedule “A” hereto or such other form as may be approved by the Company and the Warrant Agent;

“Warrantholders” or “holders”means the persons whose names are entered for the time being in the register maintained pursuant to Section 2.9;

“Warrantholders’ Request” means an instrument, signed in one or more counterparts by Warrantholders representing, in the aggregate, at least 25% of the aggregate number of Warrants then outstanding, which requests the Warrant Agent to take some action or proceeding specified therein;

“Warrants” means the common share purchase warrants of the Company issued hereunder entitling the holders thereof to purchase Common Shares on the basis of one (1) Common Share for each whole Warrant upon payment of the Exercise Price; provided that in each case the number and/or class of shares or securities or property receivable on the exercise of the Warrants may be subject to increase or decrease or change in accordance with the terms and provisions hereof; and “written direction of the Company”,

“written request of the Company”, “written consent of the Company” and “certificate of the Company” and any other document required to be signed by the Company, means, respectively, a written direction, request, consent, certificate or other document signed in the name of the Company by any officer or director and may consist of one or more instruments so executed.

Section 1.2	Words Importing the Singular

Unless elsewhere otherwise expressly provided or unless the context otherwise requires, words importing the singular include the plural and vice versa and words importing the masculine gender include the feminine and neuter genders.

Section 1.3	Interpretation not Affected by Headings

The division of this Indenture into Articles, sections, subsections and paragraphs, the provision of a table of contents and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Indenture.

Section 1.4	Day not a Business Day

In the event that any day on or before which any action is required or permitted to be taken hereunder is not a Business Day, then such action shall be required or permitted to be taken on or before the requisite time on the next succeeding day that is a Business Day.

Section 1.5	Time of the Essence

Time shall be of the essence in all respects of this Indenture, the Warrants and the Warrant Certificates.

Section 1.6	Governing Law

This Indenture, the Warrants and the Warrant Certificates shall be construed and enforced in accordance with the laws of the Province of Ontario and the federal laws of Canada applicable therein and shall be treated in all respects as Ontario contracts. Each of the parties hereto, which shall include the Warrantholders, irrevocably attorns to the exclusive jurisdiction of the courts of the Province of Ontario with respect to all matters arising out of this Indenture and the transactions contemplated herein.

Section 1.7	Meaning of “outstanding” for Certain Purposes

Every Warrant represented by a Warrant Certificate certified and delivered by the Warrant Agent hereunder shall be deemed to be outstanding until it shall be cancelled or delivered to the Warrant Agent for cancellation or until the Time of Expiry; provided that where a new Warrant Certificate has been issued pursuant to Section 2.7 hereof to replace one which is lost, mutilated, stolen or destroyed, the Warrants represented by only one of such Warrant Certificates shall be counted for the purpose of determining the aggregate number of Warrants outstanding.

Section 1.8	Currency

Unless otherwise stated, all dollar amounts referred to in this Indenture are in Canadian dollars.

Section 1.9	Termination

This Indenture shall continue in full force and effect until the earlier of: (a) the Time of Expiry; and (b) the date by which there shall have been delivered to the Warrant Agent for exercise or cancellation in accordance with the provisions hereof all Warrants theretofore certified hereunder and no further Warrants remain issuable hereunder (it being understood that no Warrants shall remain issuable in the event that the Escrow Release Conditions are not satisfied by the Termination Time (as defined in the Subscription Receipt Agreement)); provided that this Indenture shall continue in effect thereafter, if applicable, until the Company and the Warrant Agent have fulfilled all of their respective obligations under this Indenture.

ARTICLE 2
ISSUE OF WARRANTS

Section 2.1	Issue of Warrants

(1)

A total of 10,305,436 Warrants in the aggregate are hereby authorized to be created and issued, of which, 9,631,250 Warrants are issuable on the date on which all Escrow Release Conditions are satisfied in accordance with the Subscription Receipt Agreement, and 674,186 Warrants are issuable from time to time upon the exercise of the Broker Warrants, in accordance with their terms. Warrant Certificates, if any, evidencing Warrants shall be executed by an authorized signatory of the Company, and, upon the written direction of the Company, shall be certified by or on behalf of the Warrant Agent and delivered by the Warrant Agent to the Company in accordance with such written direction of the Company, all in accordance with Sections 2.3 and 2.4. Upon written direction of the Company, the Warrant Agent shall authenticate uncertificated Warrants in accordance with Section 2.4.

Section 2.2	Form and Terms of Warrants

(1)

The Warrant Certificates, if any, for the Warrants shall be substantially in the form attached as Schedule “A” hereto, subject to the provisions of this Indenture, with such additions, variations and changes as may be required or permitted by the terms of this Indenture, and which may from time to time be agreed upon by the Warrant Agent and the Company, and shall have such legends, distinguishing letters and numbers as the Company may, with the approval of the Warrant Agent, prescribe. Except as hereinafter provided in this Article 2, all Warrants shall, save as to denominations, be of like tenor and effect. The Warrant Certificates may be engraved, printed, lithographed, photocopied or be partially in one form or another, as the Company may determine. No change in the form of the Warrant Certificate shall be required by reason of any adjustment made pursuant to this Article 2 in the number and/or class of securities or type of securities that may be acquired pursuant to the Warrants.

(2)

Each Warrant authorized to be issued hereunder shall entitle the registered holder thereof to acquire (subject to Sections 2.13 and 2.14) upon due exercise and upon the due execution of the exercise form endorsed on the Warrant Certificate or other instrument of subscription in such form as the Warrant Agent and/or the Company may from time to time prescribe and upon payment of the Exercise Price, one (1) Common Share or such other kind and amount of shares or securities or property, calculated pursuant to the provisions of Sections 2.13 and 2.14, as the case may be, at any time after the date of issuance of such Warrants and prior to the Time of Expiry, in accordance with the provisions of this Indenture.

(3)

Fractional Warrants shall not be issued or otherwise provided for and shall be disregarded for all purposes and no cash amount will be payable in lieu thereof. If the exercise of any Warrant would result in a fraction of a Common Share being issued to any person, any such fraction shall be rounded down to the next whole number of Common Shares and no cash amount will be payable in lieu thereof.

Section 2.3	Signing of Warrant Certificates

The Warrant Certificates shall be signed by any one of the executive officers of the Company and may, but need not, be under the corporate seal of the Company or a reproduction thereof. The signature of any such officer may be mechanically reproduced in facsimile and Warrant Certificates bearing such facsimile signatures shall be binding upon the Company as if they had been manually signed by such officer. Notwithstanding that the person whose manual or facsimile signature appears on any Warrant Certificate as an officer may no longer hold office at the date of issue of the Warrant Certificate or at the date of certification or delivery thereof, any Warrant Certificate signed as aforesaid shall, subject to Section 2.4, be valid and binding upon the Company and the registered holder thereof will be entitled to the benefits of this Indenture.

Section 2.4	Certification or Authentication by the Warrant Agent

(1)

No Warrant Certificate shall be issued or, if issued, shall be valid for any purpose or entitle the registered holder to the benefit hereof or thereof until it has been certified by manual signature by or on behalf of the Warrant Agent and such certification by the Warrant Agent upon any Warrant Certificate shall be conclusive evidence as against the Company that the Warrant Certificate so certified has been duly issued hereunder and the holder is entitled to the benefits hereof.

(2)

No NCI deposit in the book- based system of CDS shall be made or, if made, shall be valid for any purposes or entitle the holder to the benefits hereof and thereof until it has been authenticated by the Warrant Agent and such authentication shall be conclusive evidence as against the Company that the NCI deposit so made has been duly issued hereunder and that the holder is entitled to the benefits hereof and thereof.

(3)

The certification of the Warrant Agent on the Warrant Certificates issued hereunder, or the authentication of the Warrant Agent of the NCI deposit in the book-based system of CDS made hereunder, as applicable, shall not be construed as a representation or warranty by the Warrant Agent as to the validity of this Indenture or the Warrants (except the due certification thereof) or the NCI deposit (except the due authentication thereof) as applicable, and the Warrant Agent shall in no respect be liable or answerable for the use made of the Warrant Certificates or NCI deposit, as applicable, or any of them or of the consideration therefor except as otherwise specified herein.

Section 2.5	Book-Based System Warrants

(1)

Except as described below, and except for Warrants issued to, or for the account or benefit of, U.S. Persons or persons in the United States, or as may be directed by the Company or the Agents, registration of interests in and transfers of Warrants shall be made only through the book-based system operated by CDS Clearing and Depository Services Inc. (“CDS”). Other than for those Warrants issued to, or for the account or benefit of, U.S. Persons or persons in the United States, or as may be directed by the Company or the Agents, the Warrants will be evidenced by a non- certificated inventory (“NCI”) deposit though the book- based system of CDS for an amount representing the aggregate number of such Warrants outstanding from time to time.

(2)

Transfers of beneficial ownership in any Warrant represented by an NCI deposit will be effected only (i) with respect to the interest of a CDS participant (a “CDS Participant”), through records maintained by CDS or its nominee for such Warrants, and (ii) with respect to the interest of any person other than a CDS Participant, through records maintained by CDS Participants.

(3)

The rights of beneficial owners of Warrants shall be limited to those established by applicable law and agreements between CDS and CDS Participants and between such CDS Participants and beneficial owners of Warrants, and must be exercised through a CDS Participant in accordance with the rules and procedures of CDS.

(4)	Notwithstanding anything in this Indenture in terms of an NCI deposit, neither the Company nor the Warrant Agent nor any agent thereof shall have any responsibility or liability for:

(a)

the records maintained by CDS relating to any ownership interests or any other interests in the Warrants or the depository system maintained by CDS, or payments made on account of any ownership interest or any other interest of any person in any Warrant represented by any NCI deposit (other than CDS or its nominee);

(b)	maintaining, supervising or reviewing any records of CDS or any CDS Participant relating to any such interest; or

(c)

any advice or representation made or given by CDS or those contained in this Indenture that relate to the rules and regulations of CDS or any action to be taken by CDS on its own direction or at the direction of any CDS Participant.

Section 2.6	Warrantholder not a Shareholder, etc.

Nothing in this Indenture or the holding of a Warrant evidenced by a Warrant Certificate shall be construed as conferring upon a Warrantholder any right or interest whatsoever as a shareholder or other holder of an equity interest in the Company, including but not limited to the right to vote at, to receive notice of, or to attend meetings of shareholders or any other proceedings of the Company, nor entitle the holder to any right or interest in respect thereof except as herein and in the Warrants expressly provided.

Section 2.7	Issue in Substitution for Lost Warrant Certificates

(1)

In the event that any Warrant Certificates issued and certified under this Indenture shall become mutilated or be lost, destroyed or stolen, the Company, subject to applicable law, and subsection 2.7(2), shall issue and thereupon the Warrant Agent shall certify and deliver a new Warrant Certificate of like denomination and tenor as, and bearing the same legends, if any, the one mutilated, lost, destroyed or stolen in exchange for, in place of and upon cancellation of such mutilated Warrant Certificate, or in lieu of and in substitution for such lost, destroyed or stolen Warrant Certificate, and the substituted Warrant Certificate shall be in a form approved by the Warrant Agent and Warrants evidenced by it will entitle the holder thereof to the benefits hereof and shall rank equally in accordance with its terms with all other Warrant Certificates issued or to be issued hereunder.

(2)

The applicant for the issue of a new Warrant Certificate pursuant to this Section 2.7 shall bear the cost of the issue thereof and in the case of mutilation shall, as a condition precedent to the issue thereof, deliver to the Warrant Agent the mutilated Warrant Certificate, and in the case of loss, destruction or theft shall, as a condition precedent to the issue thereof, furnish to the Company and to the Warrant Agent such evidence of ownership and of the loss, destruction or theft of the Warrant Certificate so lost, destroyed or stolen as shall be satisfactory to the Company and to the Warrant Agent in their sole discretion, and such applicant shall be required to furnish an indemnity and surety bond in amount and form satisfactory to the Company and the Warrant Agent in their sole discretion and shall pay the reasonable charges of the Company and the Warrant Agent in connection therewith.

Section 2.8	Warrants to Rank Pari Passu

All Warrants shall rank pari passu, whatever may be the actual date of issue or the class of same.

Section 2.9	Registration and Transfer of Warrants

(1)	The Company will cause to be kept by the Warrant Agent at the principal stock transfer offices of the Warrant Agent in Toronto, Ontario:

(a)

a register of holders in which shall be entered in alphabetical order the names and addresses of the holders of Warrants and particulars of the Warrants held by them and the Warrant Agent shall be entitled to rely on such register in connection with the exchange, transfer, exercise or deemed exercise of any Warrant(s) pursuant to the terms of this Indenture or the terms thereof; and

(b)	a register of transfers in which all transfers of Warrants and the date and other particulars of each such transfer shall be entered.

(2)

No transfer of any Warrant will be valid unless entered on the register of transfers referred to in subsection 2.9(1), and, in the case of a Warrant Certificate, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant and a duly completed and executed transfer form as attached to the Warrant Certificate executed by the registered holder of his executors, administrators or other legal representatives or his or their attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent, and, upon compliance with such requirements and such other reasonable requirements as the Warrant Agent may prescribe, such transfer will be recorded on the register of transfers by the Warrant Agent.

(3)

In the case of a Warrant Certificate, the transferee of any Warrant will, after surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant as required by subsection 2.9(2) and upon compliance with all other conditions in respect thereof required by this Indenture or by law, be entitled to be entered on the register of holders referred to in subsection 2.9(1) as the owner of such Warrant free from all equities or rights of set-off or counterclaim between the Company and the transferor or any previous holder of such Warrant, except in respect of equities of which the Company is required to take notice by statute or by order of a court of competent jurisdiction.

(4)

The Company will be entitled, and may direct the Warrant Agent, to refuse to recognize any transfer, or enter the name of any transferee, of any Warrant on the registers referred to in subsection 2.9(1), if such transfer would constitute a violation of the securities laws of any applicable jurisdiction or the rules, regulations or policies of any regulatory authority having jurisdiction. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company. No duty shall rest with the Warrant Agent to determine compliance of the transferee or transferor of any Warrant with applicable Securities Laws.

(5)

Any Warrant, issued to a transferee upon transfers contemplated by subsection 2.5(2) or this Section 2.9 shall bear the appropriate legends, as required by applicable Securities Laws, as set forth in subsections 2.20(1) and (2), as applicable.

(6)

If a Warrant tendered for transfer bears the legend set forth in subsection 2.20(1)(b) the Warrant Agent shall not register such transfer unless the transferor has provided the Warrant Agent with the Warrant Certificate, if any, and the provisions of subsection 2.20(1)(b) are complied with.

Section 2.10	Registers Open for Inspection

The registers referred to in subsection 2.9(1) shall be open at all reasonable times during business hours on a Business Day for inspection by the Company or any Warrantholder. The Warrant Agent shall, from time to time when requested to do so in writing by the Company, furnish the Company with a list of the names and addresses of holders of Warrants entered in the register of holders kept by the Warrant Agent and showing the number of Warrants held by each such holder.

Section 2.11	Exchange of Warrants

(1)

Warrant Certificates may, upon compliance with the reasonable requirements of the Warrant Agent, be exchanged for Warrant Certificates in any other authorized denomination representing in the aggregate an equal number of Warrants as the number of Warrants represented by the Warrant Certificates being exchanged. The Company shall sign and the Warrant Agent shall certify, in accordance with Sections 2.3 and 2.4, all Warrant Certificates necessary to carry out the exchanges contemplated herein.

(2)

Warrant Certificates may be exchanged only at the principal stock transfer offices of the Warrant Agent in Toronto, Ontario or at any other place that is designated by the Company with the approval of the Warrant Agent. Any Warrant Certificates tendered for exchange shall be surrendered to the Warrant Agent and cancelled.

(3)

Except as otherwise herein provided, the Warrant Agent may charge Warrantholders requesting an exchange a reasonable sum for each Warrant Certificate issued; and payment of such charges and reimbursement of the Warrant Agent or the Company for any and all taxes or governmental or other charges required to be paid shall be made by the party requesting such exchange as a condition precedent to such exchange.

Section 2.12	Ownership of Warrants

The Company and the Warrant Agent and their respective agents may deem and treat the holder of any Warrant as the absolute owner of that number of Warrants represented thereby for all purposes and the Company and the Warrant Agent and their respective agents shall not be affected by any notice or knowledge to the contrary except as required by statute or order of a court of competent jurisdiction. The holder of any Warrant shall be entitled to the rights evidenced by that Warrant free from all equities or rights of set-off or counterclaim between the Company and the original or any intermediate holder thereof and all persons may act accordingly and the receipt by any holder of the Common Shares or monies obtainable pursuant to the exercise of the Warrant shall be a good discharge to the Company and the Warrant Agent for the same and neither the Company nor the Warrant Agent shall be bound to inquire into the title of any holder.

Section 2.13	Adjustment of Exchange Basis

Subject to Section 2.14, the Exchange Basis shall be subject to adjustment from time to time in the events and in the manner provided as follows:

(1)	If and whenever, at any time after the date hereof and prior to the Time of Expiry the Company shall:

(i)

issue Common Shares or securities exchangeable for or convertible into Common Shares to all or substantially all the holders of the Common Shares as a stock dividend or other distribution (other than a distribution of Common Shares upon exercise of the Warrants or pursuant to the exercise of directors, officers or employee stock options granted under stock option plans of the Company), or

(ii)	subdivide, redivide or change its then outstanding Common Shares into a greater number of shares, or

(iii)	reduce, combine or consolidate its then outstanding Common Shares into a lesser number of shares,

(any of such events in these paragraphs (i), (ii) or (iii) being called a “Common Share Reorganization”), then the Exchange Basis in effect on the effective date of such subdivision or consolidation, or on the record date of such stock dividend or other distribution, as the case may be, shall be adjusted by multiplying the Exchange Basis in effect immediately prior to such effective or record date by a fraction:

(a)

the numerator of which shall be the total number of Common Shares outstanding on such date immediately after giving effect to such Common Share Reorganization (including, in the case where securities exchangeable for or convertible into Common Shares are distributed, the number of Common Shares that would have been outstanding had such securities been exchanged for or converted into Common Shares on such record date, assuming in any case where such securities are not then convertible or exchangeable but subsequently become so, that they were convertible or exchangeable on the record date on the basis upon which they first become convertible or exchangeable), and

(b)

the denominator of which shall be the total number of Common Shares outstanding on such date before giving effect to such Common Share Reorganization. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2.

To the extent that any adjustment in the Exchange Basis occurs pursuant to this Section 2.13(1) as a result of the fixing by the Company of a record date for the distribution of securities exchangeable for or convertible into Common Shares and the Common Share Reorganization does not occur or any conversion or exchange rights are not fully exercised, the Exchange Basis shall be readjusted immediately after the expiry of any relevant exchange or conversion right or the termination of the Common Share Reorganization, as the case may be, to the Exchange Basis that would then be in effect, based upon the number of Common Shares actually issued and remaining issuable after such expiry and shall be further readjusted in such manner upon the expiry of any further such right.

(2)

If and whenever, at any time after the date hereof and prior to the Time of Expiry the Company shall fix a record date for the distribution to all or substantially all of the holders of its outstanding Common Shares of rights, options or warrants entitling them, for a period expiring not more than 45 days after such record date, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the Current Market Price on such record date (any of such events being called a “Rights Offering”), then the Exchange Basis shall be adjusted effective immediately after such record date for the Rights Offering by multiplying the Exchange Basis in effect immediately prior to such record date by a fraction:

(a)

the numerator of which shall be the number of Common Shares which would be outstanding after giving effect to the Rights Offering (assuming the exercise of all of the rights, options or warrants under the Rights Offering and assuming the exchange or conversion into Common Shares of all exchangeable or convertible securities issued upon exercise of such rights, options or warrants, if any), and

(b)	the denominator of which shall be the aggregate of:

(i)	the total number of Common Shares outstanding as of the record date for the Rights Offering, and

(ii)	a number of Common Shares arrived at by dividing

(A)

the amount equal to the aggregate consideration payable on the exercise of all of the rights, options and warrants under the Rights Offering plus the aggregate consideration, if any, payable on the exchange or conversion of the exchangeable or convertible securities issued upon exercise of such rights, options or warrants (assuming the exercise of all rights, options and warrants under the Rights Offering and assuming the exchange or conversion of all exchangeable or convertible securities issued upon exercise of such rights, options and warrants);

by

(B)	the Current Market Price as of the record date for the Rights Offering.

The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any Common Shares owned by or held for the account of the Company or any of its Subsidiaries or a partnership in which the Company is directly or indirectly a party to will be deemed not to be outstanding for the purpose of any computation. If, at the date of expiry of the rights, options or warrants subject to the Rights Offering, less than all the rights, options or warrants have been exercised, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the rights, options or warrants issued had been those exercised. If at the date of expiry of the rights of exchange or conversion of any securities issued pursuant to the Rights Offering less than all of such securities have been exchanged or converted into Common Shares, then the Exchange Basis shall be readjusted effective immediately after the date of expiry to the Exchange Basis which would have been in effect on the date of expiry if only the exchangeable or convertible securities issued had been those securities actually exchanged for or converted into Common Shares.

(3)

If and whenever, at any time after the date hereof and prior to the Time of Expiry the Company shall fix a record date for the issue or distribution to all or substantially all the holders of its outstanding Common Shares of:

(i)	shares of the Company of any class other than Common Shares; or

(ii)	rights, options or warrants to acquire Common Shares or securities exchangeable for or convertible into Common Shares; or

(iii)	evidences of indebtedness; or

(iv)	cash, securities or any property or other assets,

and if such issuance or distribution does not constitute a Common Share Reorganization or a Rights Offering (any of such non- excluded events being herein called a “Special Distribution”), the Exchange Basis shall be adjusted effective immediately after the record date for the Special Distribution by multiplying the Exchange Basis in effect on such record date by a fraction:

(b)	the numerator of which shall be the number of Common Shares outstanding on such record date multiplied by the Current Market Price on such record date, and

(c)	the denominator of which shall be:

(A)	the product of the number of Common Shares outstanding on such record date and the Current Market Price on such record date, less

(B)

the fair market value, as determined by action by the board of directors acting reasonably and in good faith (whose determination shall be conclusive and subject to TSX approval), to the holders of the Common Shares of the shares, rights, options, warrants, evidences of indebtedness or property or other assets issued or distributed in the Special Distribution, provided that no such adjustment shall be made if the result of such adjustment would be to decrease the Exchange Basis in effect immediately before such record date. The resulting product, adjusted to the nearest 1/100th, shall thereafter be the Exchange Basis until further adjusted as provided in this Article 2. Any shares owned by or held for the account of the Company or its Subsidiaries or a partnership of which the Company is directly or indirectly a party to shall be deemed not to be outstanding for the purpose of any such computation.

(4)

If and whenever, at any time after the date hereof and prior to the Time of Expiry, there shall be a reclassification of the Common Shares at any time outstanding or change of the Common Shares into other shares or into other securities (other than a Common Share Reorganization), or a consolidation, plan of arrangement, amalgamation or merger of the Company with or into any other corporation or other entity (other than a consolidation, plan of arrangement, amalgamation or merger which does not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares), or a transfer (other than to a Subsidiary) of the undertaking or assets of the Company as an entirety or substantially as an entirety to another corporation or other entity (any of such events being herein called a “Capital Reorganization”), any Warrantholder who thereafter shall exercise his right to receive Common Shares pursuant to Warrant(s) shall be entitled to receive, and shall accept in lieu of the number of Subject Securities to which such holder was theretofore entitled upon such exercise, the aggregate number of shares, other securities or other property resulting from the Capital Reorganization which such holder would have been entitled to receive as a result of such Capital Reorganization if, on the effective date or record date thereof, as the case may be, the Warrantholder had been the registered holder of the number of Subject Securities to which such holder was theretofore entitled upon exercise. If appropriate, adjustments shall be made as a result of any such Capital Reorganization in the application of the provisions set forth in this Article 2 with respect to the rights and interests thereafter of Warrantholders to the end that the provisions set forth in this Article 2 shall thereafter correspondingly be made applicable as nearly as may reasonably be in relation to any shares, other securities or other property thereafter deliverable upon the exercise of any Warrant. Any such adjustment shall be made by and set forth in an indenture supplemental hereto approved by the directors and by the Warrant Agent and entered into pursuant to the provisions of this Indenture and shall for all purposes be conclusively deemed to be an appropriate adjustment.

(5)	Forthwith upon the occurrence of any of the events referred to in the preceding subsections above, the Company shall:

(a)	file with the Warrant Agent a certificate of the Company specifying the required adjustment; and

(b)	give notice to the Warrantholders of the required adjustment.

(6)

Any adjustment to the Exchange Basis as set forth herein shall also include a corresponding adjustment to the Exercise Price (excluding adjustments pursuant to Section 2.13(2) and Section 2.13(3)) which shall be calculated by multiplying the Exercise Price by a fraction: (a) the numerator of which shall be the Exchange Basis prior to the adjustment, and (b) the denominator of which shall be the Exchange Basis after the adjustment.

Section 2.14	Rules Regarding Calculation of Adjustment of Exchange Basis

For the purposes of Section 2.13:

(1)

The adjustments provided for in Section 2.13 shall be cumulative and such adjustments shall be made successively whenever an event referred to in Section 2.13 shall occur, subject to the following subsections of this Section 2.14 .

(2)

If the purchase price provided for in any Rights Offering (the “Rights Offering Price”) is decreased, the Exchange Basis shall forthwith be changed so as to increase the Exchange Basis to such Exchange Basis as would have been obtained had the adjustment to the Exchange Basis made pursuant to subsection 2.13(2) upon the issuance of such Rights Offering been made upon the basis of the Rights Offering Price as so decreased, provided that the provisions of this subsection shall not apply to any decrease in the Rights Offering Price resulting from provisions in any such Rights Offering designed to prevent dilution if the event giving rise to such decrease in the Rights Offering Price itself requires an adjustment to the Exchange Basis pursuant to the provisions of Section 2.13.

(3)

No adjustment in the Exchange Basis shall be required unless such adjustment would result in a change of at least 0.01 of a Common Share based on the prevailing Exchange Basis, provided that any adjustments which, except for the provisions of this subsection, would otherwise have been required to be made, shall be carried forward and taken into account in any subsequent adjustment.

(4)

No adjustment in the Exchange Basis shall be made in respect of any event described in Section 2.13, other than the events referred to in paragraphs (ii) and (iii) of subsection (1) thereof, if Warrantholders are entitled to participate in such event on the same terms, mutatis mutandis, as if Warrantholders had exercised their Warrants prior to or on the effective date or record date of such event, any such participation being subject to regulatory approval.

(5)

If a dispute shall at any time arise with respect to adjustments provided for in Section 2.13, such dispute shall, absent manifest error, be conclusively determined by the Company’s Auditors, or if they are unable or unwilling to act, by such other firm of independent chartered accountants as may be selected by the directors and any further determination, absent manifest error, shall be binding upon the Company, the Warrant Agent and the Warrantholders.

(6)

If the Company shall set a record date to determine the holders of the Common Shares for the purpose of entitling them to receive any dividend or distribution or any subscription or purchase rights and shall, thereafter and before the distribution to such shareholders of any such dividend, distribution, or subscription or purchase rights, legally abandon its plan to pay or deliver such dividend, distribution, or subscription or purchase rights, then no adjustment in the Exchange Basis shall be required by reason of the setting of such record date.

(7)

In the absence of a resolution of the directors fixing a record date for a Rights Offering or Special Distribution, the Company shall be deemed to have fixed as the record date therefor the date on which the Rights Offering or Special Distribution is effected.

(8)

As a condition precedent to the taking of any action that would require any adjustment in any of the subscription rights pursuant to any of the Warrants, including the Exchange Basis, the Company shall take any corporate action which may, in the opinion of counsel, be necessary in order that the Company have unissued and reserved in its authorized capital and may validly and legally issue as fully paid and non- assessable all the shares or other securities that all the holders of such Warrants are entitled to receive on the exercise of all the subscription rights attaching thereto in accordance with the provisions thereof.

(9)

In case the Company shall take any action affecting any Common Shares, other than action described in Section 2.13, which in the opinion of the directors acting reasonably and in good faith would materially affect the rights of Warrantholders, the Exchange Basis shall be adjusted in such manner, if any, and at such time, as the directors, in their sole discretion acting in good faith, may determine to be equitable in the circumstances, and subject to TSX approval . Failure of the taking of action by the directors so as to provide for an adjustment in the Exchange Basis prior to the effective date of any action by the Company affecting the Common Shares shall be conclusive evidence that the directors have determined that it is equitable to make no adjustment in the circumstances.

(10)	The Warrant Agent shall be entitled to act and rely on any adjustment calculations by the Company or the Company’s Auditors.

Section 2.15	Postponement of Subscription

In any case where the application of Section 2.13 results in an increase in the number of Subject Securities that are issuable upon exercise of the Warrants taking effect immediately after the record date for a specific event, if any Warrant is exercised after that record date and prior to completion of such specific event, the Company may postpone the issuance to the Warrantholder of the Subject Securities to which he is entitled by reason of such adjustment, but such Subject Securities shall be so issued and delivered to that holder upon completion of that event, with the number of such Subject Securities calculated on the basis of the number of Subject Securities on the date that the Warrant was exercised, adjusted for completion of that event and the Company shall deliver to the person or persons in whose name or names the Subject Securities are to be issued an appropriate instrument evidencing the right of such person or persons to receive such Subject Securities and the right to receive any dividends or other distributions which, but for the provisions of this section, such person or persons would have been entitled to receive in respect of such Subject Securities from and after the date that the Warrant was exercised in respect thereof.

Section 2.16	Notice of Adjustment

(1)	At least 14 days prior to the effective date or record date, as the case may be, of any event which requires or might require adjustment pursuant to Section 2.13, the Company shall:

(a)

file with the Warrant Agent a certificate of the Company specifying the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment and the computation of such adjustment; and

(b)	give notice to the Warrantholders of the particulars of such event (including the record date or the effective date for such event) and, if determinable, the required adjustment.

(2)	In case any adjustment for which a notice in subsection 2.16(1) has been given is not then determinable, the Company shall promptly after such adjustment is determinable:

(a)	file with the Warrant Agent a computation of such adjustment; and

(b)	give notice to the Warrantholders of the adjustment.

(3)	The Warrant Agent may, absent manifest error, act and rely upon certificates and other documents filed by the Company pursuant to this section for all purposes of the adjustment.

Section 2.17	No Action after Notice

The Company covenants with the Warrant Agent that it will not close its books nor take any other corporate action which might deprive a Warrantholder of the opportunity of exercising the rights of acquisition pursuant thereto during the period of 14 days after the giving of the notice set forth in paragraph (b) of subsections 2.16(1) and (2).

Section 2.18	Optional Purchases by the Company

Subject to applicable law, the Company may from time to time, purchase on any stock exchange (if then listed), in the open market, by private agreement or otherwise any of the Warrants. Any such purchase shall be made at the lowest price or prices at which, in the opinion of the board of directors of the Company, such Warrants are then obtainable, plus reasonable costs of purchase, and may be made in such manner, from such persons, and on such other terms as the Company in its sole discretion may determine. The Warrant Certificates representing the Warrants purchased pursuant to this Section 2.18 shall forthwith be delivered to and cancelled by the Warrant Agent.

Section 2.19	Protection of Warrant Agent

The Warrant Agent shall not:

(a)

at any time be under any duty or responsibility to any registered holder of Warrants to determine whether any facts exist that may require any adjustment contemplated by this Article 2, nor to verify the nature and extent of any such adjustment when made or the method employed in making the same;

(b)	be accountable with respect to the validity or value or the kind or amount of any Subject Securities that may at any time be issued or delivered upon the exercise of the Warrants;

(c)

be responsible for any failure of the Company to make any cash payment or to issue, transfer or deliver the Subject Securities or certificates evidencing the same upon the surrender of any Warrants for the purpose of the exercise of such rights or to comply with any of the covenants contained in this Article 2; or

(d)

incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the representations, warranties or covenants of the Company or any acts or deeds of the agents or servants of the Company.

Section 2.20	Legended Warrant Certificates

(1)	(a)	The Warrant Agent understands and acknowledges that the Warrants and the Common Shares issuable upon exercise of the Warrants have not been, and will not be, registered under the U.S. Securities Act or the securities laws of any state of the United States.

(b)

Each Warrant Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, all Common Shares issued upon exercise of such Warrants, and all certificates issued in exchange or in substitution thereof, shall bear the following legend:

“THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.”

provided that, if such Warrants or Common Shares are being sold outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations, and provided that the Company is a “foreign issuer” within the meaning of Regulation S under the U.S. Securities Act at the time of sale, the legend set forth above in this paragraph (i) may be removed by providing a declaration to the Warrant Agent, as registrar and transfer agent, to the effect set forth in Schedule “B” hereto (or as the Company may prescribe from time to time), together with such additional documentation as the Company or the transfer agent may require; provided, further, that, if any such Common Shares or Warrants are being sold pursuant to Rule 144 of the U.S. Securities Act, the legend may be removed by delivery to the Warrant Agent of an opinion of counsel, of recognized standing reasonably satisfactory to the Company, to the effect that such legend is no longer required under applicable requirements of the U.S. Securities Act or state securities laws.

(c)

Each Warrant Certificate originally issued to a U.S. Person, a person in the United States or a person for the account or benefit of a U.S. Person or a person in the United States, and all certificates issued in exchange or in substitution thereof, shall bear the following legend:

“THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.”

(d)

If a Warrant Certificate or Common Share certificate issued with respect to an exercise of Warrants is tendered for transfer and bears the legend set forth in subsection 2.20(1)(b) hereof and the holder thereof has not obtained the prior written consent of the Company, the Warrant Agent or the Transfer Agent, as the case may be, shall not register such transfer unless the holder complies with the requirements of the said subsection 2.20(1)(b).

(2)

Each Warrant Certificate, as well as all certificates issued in exchange for or in substitution of the Warrant Certificates, as well as all certificates representing the Common Shares issued upon exercise of the Warrants, unless such issuance, exchange, substitution or exercise shall occur on or subsequent to October 15, 2016, shall bear the following legend:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016.”

provided that, if at any time, in the opinion of counsel to the Company, such legend is no longer necessary or advisable under applicable Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legend is not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate which does not bear such legend.

ARTICLE 3
EXERCISE OF WARRANTS

Section 3.1	Method of Exercise of Warrants

(1)

The registered holder of any Warrant may exercise the rights thereby conferred on him to acquire all or any part of the Subject Securities to which such Warrant entitles the holder, by surrendering the Warrant Certificate representing such Warrants to the Warrant Agent at any time prior to the Time of Expiry at its principal stock transfer offices in Toronto, Ontario (or at such additional place or places as may be decided by the Company from time to time with the approval of the Warrant Agent), with a duly completed and executed subscription of the registered holder or his executors, administrators or other legal representative or his attorney duly appointed by an instrument in writing in the form and manner satisfactory to the Warrant Agent, substantially in the form attached to the Warrant Certificate specifying the number of Subject Securities subscribed for together with a certified cheque, bank draft or money order in lawful money of Canada, payable to or to the order of the Company in an amount equal to the Exercise Price multiplied by the number of Subject Securities subscribed for. A Warrant Certificate with the duly completed and executed subscription and payment of the Exercise Price shall be deemed to be surrendered only upon personal delivery thereof to or, if sent by mail or other means of transmission, upon actual receipt thereof by the Warrant Agent.

(2)

A beneficial owner of Warrants represented by an NCI deposit who desires to exercise his or her Warrants must do so by causing a CDS Participant to deliver to CDS (at its office in the City of Toronto), on behalf of the beneficial owner, a written notice of the owner’s intention to exercise Warrants (the “Exercise Notice”). Any expense associated with the preparation and delivery of such Exercise Notice will be for the account of the beneficial owner exercising the exercise privilege. Forthwith upon receipt by CDS of such notice, as well as payment for the Exercise Price, CDS shall deliver to the Warrant Agent confirmation of its intention to exercise Warrants (the “Confirmation”) in a manner acceptable to the Warrant Agent, including by electronic means through the book-based system of CDS. CDS will initiate the exercise by way of the Confirmation and forward the aggregate Exercise Price electronically to the Warrant Agent and the Warrant Agent will execute the exercise by issuing to CDS through the book-based system of CDS the Subject Securities to which the exercising beneficial owner of Warrants is entitled pursuant to the exercise.

By causing a CDS Participant to deliver notice to CDS, a beneficial owner of Warrants shall be deemed to have irrevocably surrendered his or her Warrants so exercised and appointed such CDS Participant to act as his or her exclusive settlement agent with respect to the exercise and the receipt of Subject Securities in connection with the obligations arising from such exercise.

Any notice which CDS determines to be incomplete, not in proper form or not duly executed shall for all purposes be void and of no effect and the exercise to which it relates shall be considered for all purposes not to have been exercised thereby. A failure by a CDS Participant to exercise or to give effect to the settlement thereof in accordance with the beneficial owner’s instructions will not give rise to any obligations or liability on the part of the Company or Warrant Agent to the CDS Participant or the beneficial owner.

(3)

Any subscription referred to in subsection 3.1(1) shall be signed by the Warrantholder, shall specify the person(s) in whose name such Subject Securities are to be issued, the address(es) of such person(s) and the number of Subject Securities to be issued to each person, if more than one is so specified. If any of the Subject Securities subscribed for are to be issued to (a) person(s) other than the Warrantholder, the signatures set out in the subscription referred to in subsection 3.1(1) shall be guaranteed by a Canadian Schedule 1 chartered bank or by a medallion signature guaranteed from a member of a recognized Signature Medallion Guarantee Program and the Warrantholder shall pay to the Company or the Warrant Agent all applicable transfer or similar taxes and the Company shall not be required to issue or deliver certificates evidencing Subject Securities unless or until such Warrantholder shall have paid to the Company or the Warrant Agent on behalf of the Company the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

(4)

If, at the time of exercise of the Warrants, in accordance with the provisions of subsection 3.1(1), there are any trading restrictions on the Subject Securities pursuant to applicable securities legislation or stock exchange requirements, the Company shall, on the advice of counsel, endorse any certificates representing the Subject Securities to such effect. The Warrant Agent is entitled to assume compliance with all applicable securities legislation unless otherwise notified in writing by the Company.

Section 3.2	No Fractional Shares

Under no circumstances shall the Company be obliged to issue any fractional Common Shares or any cash or other consideration in lieu thereof upon the exercise of one or more Warrants. If the exercise of any Warrant would result in a fraction of a Common Share being issued to any person, any such fraction shall be rounded down to the next whole number of Common Shares.

Section 3.3	Effect of Exercise of Warrants

(1)

Upon compliance by the Warrantholder with the provisions of section 3.1, the Subject Securities subscribed for shall be deemed to have been issued and the person to whom such Subject Securities are to be issued shall be deemed to have become the holder of record of such Subject Securities on the Exercise Date unless the transfer registers of the Company for the Common Shares shall be closed on such date, in which case the Subject Securities subscribed for shall be deemed to have been issued and such person shall be deemed to have become the holder of record of such Subject Securities on the date on which such transfer registers are reopened.

(2)

Within three Business Days following the due exercise of a Warrant pursuant to Section 3.1 and forthwith after the Time of Expiry, the Warrant Agent shall deliver to the Company a notice setting forth the particulars of all Warrants exercised, if any, and the persons in whose names the Subject Securities are to be issued (as applicable) and the addresses of such holders of the Subject Securities.

(3)

Within five (5) Business Days of the due exercise of a Warrant pursuant to Section 3.1, the Company shall cause the Transfer Agent to issue to CDS though the book based system or mail to the person in whose name the Subject Securities so subscribed for are to be issued, as specified in the subscription completed on the Warrant Certificate, at the address specified in such subscription, a certificate or certificates for the Subject Securities to which the Warrantholder is entitled and, if applicable, shall cause the Warrant Agent to mail a Warrant Certificate representing any Warrants not then exercised.

(4)	In the event that the Warrants are exercised by any Warrantholder prior to October 15, 2016, the certificates evidencing the Subject Securities shall bear the following legends:

“UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE; HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF THE TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT “GOOD DELIVERY” IN SETTLEMENT OF TRANSACTIONS ON THE TSX.”

provided that, if at any time, in the opinion of counsel to the Company, such legends are no longer necessary or advisable under applicable Securities Laws, or the holder of any such legended certificate, at the holder’s expense, provides the Company with evidence satisfactory in form and substance to the Company (which may include an opinion of counsel satisfactory to the Company) to the effect that such legends are not required, such legended certificate may thereafter be surrendered to the Company in exchange for a certificate that does not bear such legends.

Section 3.4	Cancellation of Warrant Certificates

All Warrant Certificates surrendered to the Warrant Agent pursuant to Sections 2.7, Section 2.9(2), 2.11, 2.18, 2.19 or 3.1 shall be cancelled by the Warrant Agent and the Warrant Agent shall record the cancellation of such Warrant Certificates on the register of holders maintained by the Warrant Agent pursuant to subsection 2.9(1) . The Warrant Agent shall, if required by the Company, furnish the Company with a certificate identifying the Warrant Certificates so cancelled. All Warrants represented by Warrant Certificates that have been duly cancelled shall be without further force or effect whatsoever.

Section 3.5	Subscription for less than Entitlement

The holder of any Warrant may subscribe for and purchase a whole number of Subject Securities that is less than the number that the holder is entitled to purchase pursuant to a surrendered Warrant Certificate. In such event, the holder thereof shall be entitled to receive a new Warrant Certificate in respect of the balance of Warrants that were not exercised, such new Warrant Certificate to contain the same legend(s) as provided for in Section 2.20, if applicable.

Section 3.6	Expiration of Warrant

After the Time of Expiry, all rights under any Warrant or this Indenture in respect of which the right of subscription and purchase herein and therein provided for shall not theretofore have been exercised shall wholly cease and terminate and such Warrant shall be void and of no effect.

ARTICLE 4
COVENANTS FOR WARRANTHOLDERS’ BENEFIT

Section 4.1	General Covenants of the Company

The Company covenants with the Warrant Agent for the benefit of the Warrant Agent and the Warrantholders that until the termination of this Indenture:

(1)

The Company will at all times maintain its existence and will carry on and conduct its business in a prudent manner in accordance with industry standards and good business practice, and will keep or cause to be kept proper books of account in accordance with applicable law.

(2)

The Company will use its commercially reasonable best efforts to maintain the listing of the Common Shares on the TSX or such other recognized stock exchange or quotation system as the Company may approve, acting reasonably, and to ensure that the Common Shares issuable upon exercise of the Warrants are approved for listing and trading on such stock exchange or quotation system, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Company.

(3)

The Company will use its commercially reasonable best efforts to maintain its status as a “reporting issuer” (or the equivalent thereof) not in default of the requirements of the applicable Securities Laws in each of the provinces and territories of Canada where it is or becomes a reporting issuer, provided that the foregoing requirement is subject to the obligations of the directors to comply with their fiduciary duties to the Company.

(4)	The Company will reserve and keep available a sufficient number of Common Shares for issuance upon the exercise of Warrants issued by the Company.

(5)

The Company will cause the Subject Securities from time to time subscribed for pursuant to the Warrants issued by the Company hereunder, in the manner herein provided, to be duly issued in accordance with the Warrants and the terms hereof.

(6)

The Company will cause the certificates representing the Subject Securities from time to time to be acquired, pursuant to the Warrants in the manner herein provided, to be duly issued and delivered in accordance with the Warrants and the terms hereof.

(7)	All Subject Securities that shall be issued by the Company upon exercise of the rights provided for herein shall be issued as fully paid and non-assessable.

(8)	The Company will perform and carry out all of the acts or things to be done by it as provided in this Indenture.

(9)	The Company will promptly advise the Warrant Agent and the Warrantholders in writing of any default under the terms of this Indenture.

Section 4.2	Securities Qualification Requirements

(1)

If, in the opinion of counsel, any instrument is required to be filed with, or any permission, order or ruling is required to be obtained from, any securities administrator or any other step is required under any federal or provincial law of Canada before the Subject Securities may be issued or delivered to a Warrantholder, the Company covenants that it will use its best efforts to file such instrument, obtain such permission, order or ruling or take all such other actions, at its expense, as is required or appropriate in the circumstances.

(2)

The Company will give written notice of the issue of Subject Securities pursuant to the exercise of Warrants, in such detail as may be required, to each securities administrator in each jurisdiction in which there is legislation requiring the giving of any such notice.

Section 4.3	Warrant Agent’s Remuneration and Expenses

The Company covenants that it shall pay to the Warrant Agent from time to time reasonable remuneration for its services hereunder and shall pay or reimburse the Warrant Agent upon its request for all reasonable expenses, disbursements and advances incurred or made by the Warrant Agent in the administration or execution of this Indenture (including the reasonable compensation and the disbursements of its counsel and all other advisors and assistants not regularly in its employ) both before any default hereunder and thereafter until all duties of the Warrant Agent hereunder shall be finally and fully performed. Any amount owing under this Section and unpaid thirty (30) days after request for such payment will bear interest from the expiration of such thirty (30) days at a rate per annum equal to the then current rate charged by the Warrant Agent, payable on demand.

Section 4.4	Performance of Covenants by Warrant Agent

Subject to Section 8.7, if the Company shall fail to perform any of its covenants contained in this Indenture and the Company has not rectified such failure within 25 Business Days after either giving notice of such default pursuant to subsection 4.1(9) or receiving written notice from the Warrant Agent of such failure, the Warrant Agent shall notify the Warrantholders of such failure on the part of the Company or may itself perform any of the said covenants capable of being performed by it, but shall be under no obligation to perform said covenants. All reasonable sums expended or disbursed by the Warrant Agent in so doing shall be repayable as provided in section 4.3. No such performance, expenditure or advance by the Warrant Agent shall be deemed to relieve the Company of any default hereunder or of its continuing obligations under the covenants herein contained.

Section 4.5	Enforceability of Warrants

The Company covenants and agrees that it is duly authorized to create and issue the Warrants to be issued hereunder and that the Warrants, when issued and certified or authenticated as herein provided, will be valid and enforceable against the Company in accordance with the provisions hereof and that, subject to the provisions of this Indenture, the Company will cause the Subject Securities from to time to time acquired upon exercise of Warrants issued under this Indenture to be duly issued and delivered.

ARTICLE 5
ENFORCEMENT

Section 5.1	Suits by Warrantholders

Subject to Section 6.10, all or any of the rights conferred upon a Warrantholder by the terms of the Warrants held by him and/or this Indenture may be enforced by such Warrantholder by appropriate legal proceedings but without prejudice to the right that is hereby conferred upon the Warrant Agent to proceed in its own name to enforce each and all of the provisions herein contained for the benefit of the holders of the Warrants from time to time outstanding. The Warrant Agent shall also have the power at any time and from time to time to institute and to maintain such suits and proceedings as it may reasonably be advised shall be necessary or advisable to preserve and protect its interests and the interests of the Warrantholders.

Subject to applicable law, the Warrant Agent and, by acceptance of the Warrant Certificate or uncertificated Warrant, as applicable, and as part of the consideration for the issue of the Warrants, the Warrantholders hereby waive and release any right, cause of action or remedy now or hereafter existing in any jurisdiction against any person in its capacity as an incorporator or any past, present or future shareholder, director, officer, employee or agent of the Company for the creation and issue of the Subject Securities pursuant to any Warrant or any covenant, agreement, representation or warranty by the Company herein contained or in the Warrant Certificates or uncertificated Warrants, as applicable.

Section 5.2	Limitation of Liability

The obligations hereunder (including without limitation under subsection 8.7(5)) are not personally binding upon, nor shall resort hereunder be had to, the private property of any of the past, present or future directors or shareholders of the Company or any of the past, present or future officers, employees or agents of the Company, but only the property of the Company (or any successor person) shall be bound in respect hereof.

ARTICLE 6
MEETINGS OF WARRANTHOLDERS

Section 6.1	Right to Convene Meetings

The Warrant Agent may at any time and from time to time, and shall on receipt of a written request of the Company or of a Warrantholders’ Request, convene a meeting of the Warrantholders provided that the Warrant Agent has been provided with sufficient funds and is indemnified to its reasonable satisfaction by the Company or by the Warrantholders signing such Warrantholders’ Request against the costs, charges, expenses and liabilities that may be incurred in connection with the calling and holding of such meeting. If within 15 Business Days after the receipt of a written request of the Company or a Warrantholders’ Request, funding and indemnity given as aforesaid the Warrant Agent fails to give the requisite notice specified in Section 6.2 to convene a meeting, the Company or such Warrantholders, as the case may be, may convene such meeting. Every such meeting shall be held in the City of Toronto, Ontario or at such other place as may be approved or determined by the Warrant Agent.

Section 6.2	Notice

At least 14 days prior notice of any meeting of Warrantholders shall be given to the Warrantholders at the expense of the Company in the manner provided for in Section 9.2 and a copy of such notice shall be delivered to the Warrant Agent unless the meeting has been called by it, and to the Company unless the meeting has been called by it. Such notice shall state the date, time and place of the meeting, the general nature of the business to be transacted and shall contain such information as is reasonably necessary to enable the Warrantholders to make a reasoned decision on the matter, but it shall not be necessary for any such notice to set out the terms of any resolution to be proposed or any of the provisions of this Article 6. The notice convening any such meeting may be signed by an appropriate officer of the Warrant Agent or of the Company or the person designated by such Warrantholders, as the case may be.

Section 6.3	Chairman

The Warrant Agent may nominate in writing an individual (who need not be a Warrantholder) to be chairman of the meeting and if no individual is so nominated, or if the individual so nominated is not present within 15 minutes after the time fixed for the holding of the meeting, the Warrantholders present in person or by proxy shall appoint an individual present to be chairman of the meeting. The chairman of the meeting need not be a Warrantholder.

Section 6.4	Quorum

Subject to the provisions of Section 6.11, at any meeting of the Warrantholders a quorum shall consist of two Warrantholders present in person or represented by proxy and representing at least 10% of the aggregate number of Warrants then outstanding. If a quorum of the Warrantholders shall not be present within one-half hour from the time fixed for holding any meeting, the meeting, if summoned by the Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case the meeting shall be adjourned to the same day in the next week (unless such day is not a Business Day in which case it shall be adjourned to the next following Business Day) at the same time and place to the extent possible and, subject to the provisions of Section 6.11, no notice of the adjournment need be given. Any business may be brought before or dealt with at an adjourned meeting that might have been dealt with at the original meeting in accordance with the notice calling the same. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened, notwithstanding that they may not represent at least 10% of the aggregate number of Warrants then unexercised and outstanding. No business shall be transacted at any meeting, except an adjourned meeting as described above, unless a quorum is present at the commencement of business.

Section 6.5	Power to Adjourn

The chairman of any meeting at which a quorum of the Warrantholders is present may, with the consent of the meeting, adjourn any such meeting, and no notice of such adjournment need be given except such notice, if any, as the meeting may prescribe.

Section 6.6	Show of Hands

Every question submitted to a meeting shall be decided in the first place by a majority of the votes given on a show of hands except that votes on an extraordinary resolution shall be given in the manner hereinafter provided. At any such meeting, unless a poll is duly demanded as herein provided, a declaration by the chairman that a resolution has been carried or carried unanimously or by a particular majority or lost or not carried by a particular majority shall be conclusive evidence of the fact.

Section 6.7	Poll and Voting

On every extraordinary resolution, and when demanded by the chairman or by one or more of the Warrantholders acting in person or by proxy on any other question submitted to a meeting and after a vote by show of hands, a poll shall be taken in such manner as the chairman shall direct. Questions other than those required to be determined by extraordinary resolution shall be decided by a majority of the votes cast on the poll. On a show of hands, every person who is present and entitled to vote, whether as a Warrantholder or as proxy for one or more absent Warrantholders, or both, shall have one vote. On a poll, each Warrantholder present in person or represented by a proxy duly appointed by instrument in writing shall be entitled to one vote in respect of each whole Warrant then held by him. A proxy need not be a Warrantholder. The chairman of any meeting shall be entitled, both on a show of hands and on a poll, to vote in respect of the Warrants, if any, held or represented by him.

Section 6.8	Regulations

Subject to the provisions of this Indenture, the Warrant Agent or the Company with the approval of the Warrant Agent may from time to time make and from time to time vary such regulations as it shall consider necessary or appropriate:

(a)

for the deposit of instruments appointing proxies at such place and time as the Warrant Agent, the Company or the Warrantholders convening the meeting, as the case may be, may in the notice convening the meeting direct;

(b)

for the deposit of instruments appointing proxies at some approved place other than the place at which the meeting is to be held and enabling particulars of such instruments appointing proxies to be mailed or forwarded via other electronic communication before the meeting to the Company or to the Warrant Agent at the place where the same is to be held and for the voting of proxies so deposited as though the instruments themselves were produced at the meeting;

(c)	for the form of instrument appointing a proxy and the manner in which the form of proxy may be executed; and

(d)	generally for the calling of meetings of Warrantholders and the conduct of business thereat including setting a record date for Warrantholders entitled to receive notice of or to vote at such meeting.

Any regulations so made shall be binding and effective and the votes given in accordance therewith shall be valid and shall be counted. Save as such regulations may provide, the only persons who shall be recognized at any meeting as a Warrantholder, or be entitled to vote or be present at the meeting in respect thereof (subject to section 6.9), shall be Warrantholders or persons holding proxies of Warrantholders.

Section 6.9	Company, Warrant Agent and Counsel may be Represented

The Company and the Warrant Agent, by their respective directors, officers and employees and the counsel for each of the Company, the Warrantholders and the Warrant Agent may attend any meeting of the Warrantholders and speak thereat but shall not be entitled to vote unless in their capacities as Warrantholders or proxies therefor.

Section 6.10	Powers Exercisable by Extraordinary Resolution

In addition to all other powers conferred upon them by any other provisions of this Indenture or by law, the Warrantholders at a meeting shall have the power, exercisable from time to time by extraordinary resolution:

(a)

to agree with the Company to any modification, alteration, compromise or arrangement of the rights of Warrantholders and/or the Warrant Agent in its capacity as Warrant Agent hereunder (subject to the Warrant Agent’s approval) or on behalf of the Warrantholders against the Company, whether such rights arise under this Indenture or the Warrants or otherwise;

(b)	to amend or repeal any extraordinary resolution previously passed or sanctioned by the Warrantholders;

(c)

to direct or authorize the Warrant Agent (subject to the Warrant Agent receiving funding and indemnity) to enforce any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders in any manner specified in such extraordinary resolution or to refrain from enforcing any such covenant or right;

(d)

to waive, authorize and direct the Warrant Agent to waive any default on the part of the Company in complying with any provisions of this Indenture or the Warrants either unconditionally or upon any conditions specified in such extraordinary resolution;

(e)

to restrain any Warrantholder from taking or instituting any suit, action or proceeding against the Company for the enforcement of any of the covenants on the part of the Company contained in this Indenture or the Warrants or to enforce any of the rights of the Warrantholders;

(f)

to direct any Warrantholder who, as such, has brought any suit, action or proceeding to stay or discontinue or otherwise deal with any such suit, action or proceeding, upon payment of the costs, charges and expenses reasonably and properly incurred by such Warrantholder in connection therewith;

(g)

to assent to any change in or omission from the provisions contained in this Indenture or any ancillary or supplemental indenture which may be agreed to by the Company, and to authorize the Warrant Agent to concur in and execute any ancillary or supplemental indenture embodying the change or omission; and

(h)	to remove the Warrant Agent or its successor in office and to appoint a new warrant agent or warrant agents to take the place of the Warrant Agent so removed.

Section 6.11	Meaning of “Extraordinary Resolution”

(1)

The expression “extraordinary resolution” when used in this Indenture means, subject as hereinafter in this Section 6.11 and in Section 6.14 provided, a resolution proposed at a meeting of Warrantholders duly convened for that purpose and held in accordance with the provisions of this Article 6 at which there are present in person or by proxy Warrantholders representing at least 10% of the aggregate number of all the then outstanding Warrants and passed by the affirmative votes of Warrantholders representing not less than 66 2/3% of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution.

(2)

If, at any meeting called for the purpose of passing an extraordinary resolution, Warrantholders representing at least 10% of the aggregate number of all the then outstanding Warrants are not present in person or by proxy within one-half hour after the time appointed for the meeting, then the meeting, if convened by Warrantholders or on a Warrantholders’ Request, shall be dissolved; but in any other case it shall stand adjourned to such day, being not less than 10 Business Days later, and to such place and time as may be appointed by the chairman. Not less than three (3) Business Days prior notice shall be given of the time and place of such adjourned meeting in the manner provided in Sections 9.1 and 9.2. Such notice shall state that at the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum but it shall not be necessary to set forth the purposes for which the meeting was originally called or any other particulars. At the adjourned meeting the Warrantholders present in person or represented by proxy shall form a quorum and may transact the business for which the meeting was originally convened and a resolution proposed at such adjourned meeting and passed by the requisite vote as provided in subsection 6.11(1) shall be an extraordinary resolution within the meaning of this Indenture notwithstanding that Warrantholders representing at least 10% of all the then outstanding Warrants are not present in person or represented by proxy at such adjourned meeting.

(3)	Votes on an extraordinary resolution shall always be given on a poll and no demand for a poll on an extraordinary resolution shall be necessary.

Section 6.12	Powers Cumulative

It is hereby declared and agreed that any one or more of the powers or any combination of the powers in this Indenture stated to be exercisable by the Warrantholders by extraordinary resolution or otherwise may be exercised from time to time and the exercise of any one or more of such powers or any combination of powers from time to time shall not be deemed to exhaust the right of the Warrantholders to exercise such powers or combination of powers then or thereafter from time to time.

Section 6.13	Minutes

Minutes of all resolutions and proceedings at every meeting of Warrantholders as aforesaid shall be made and duly entered in books to be provided for that purpose by the Warrant Agent at the expense of the Company and any minutes as aforesaid, if signed by the chairman of the meeting at which resolutions were passed or proceedings had, or by the chairman of the next succeeding meeting of the Warrantholders, shall be prima facie evidence of the matters therein stated and, until the contrary is proved, every meeting, in respect of the proceedings of which minutes shall have been made, shall be deemed to have been duly convened and held, and all resolutions passed thereat or proceedings taken, to have been duly passed and taken.

Section 6.14	Instruments in Writing

All actions that may be taken and all powers that may be exercised by the Warrantholders at a meeting held as provided in this Article 6 may also be taken and exercised by Warrantholders representing a majority, or in the case of an extraordinary resolution at least 66â…”%, of the aggregate number of all the then outstanding Warrants by an in such Warrantholders in person or by attorney duly appointed in writing, and the expression “estrument in writing signed in one or more counterparts byxtraordinary resolution” when used in this Indenture shall include an instrument so signed.

Section 6.15	Binding Effect of Resolutions

Every resolution and every extraordinary resolution passed in accordance with the provisions of this Article 6 at a meeting of Warrantholders shall be binding upon all the Warrantholders, whether present at or absent from such meeting, and every instrument in writing signed by Warrantholders in accordance with section 6.14 shall be binding upon all the Warrantholders, whether signatories thereto or not, and each and every Warrantholder and the Warrant Agent (subject to the provisions for indemnity herein contained) shall be bound to give effect accordingly to every such resolution and instrument in writing. In the case of an instrument in writing, the Warrant Agent shall give notice in the manner contemplated in sections 9.1 and 9.2 of the effect of the instrument in writing to all Warrantholders and the Company as soon as is reasonably practicable.

Section 6.16	Holdings by the Company or Subsidiaries of the Company Disregarded

In determining whether Warrantholders are present at a meeting of Warrantholders for the purpose of determining a quorum or have concurred in any consent, waiver, extraordinary resolution, Warrantholders’ Request or other action under this Indenture, Warrants owned legally or beneficially by the Company or its Subsidiaries or in partnership of which the Company is directly or indirectly a party to shall be disregarded. The Company shall provide, upon the written request of the Warrant Agent, a certificate of the Company as to the registration particulars of any Warrants held by the Company.

ARTICLE 7
SUPPLEMENTAL INDENTURES AND SUCCESSOR COMPANIES

Section 7.1	Provision for Supplemental Indentures for Certain Purposes

From time to time the Company (if properly authorized by its directors) and the Warrant Agent may, subject to the provisions hereof, and they shall, when so directed hereby, execute and deliver by their proper officers, indentures or instruments supplemental hereto, which thereafter shall form part hereof, for any one or more or all of the following purposes:

(a)	providing for the issuance of additional Warrants hereunder and any consequential amendments hereto as may be required by the Warrant Agent, relying on the advice of counsel;

(b)	setting forth adjustments in the application of Article 2;

(c)

adding to the provisions hereof such additional covenants and enforcement provisions as, in the opinion of counsel are necessary or advisable, provided that the same are not in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(d)	giving effect to any extraordinary resolution passed as provided in Article 6;

(e)

making such provisions not inconsistent with this Indenture as may be necessary or desirable with respect to matters or questions arising hereunder provided that such provisions are not, in the opinion of the Warrant Agent, relying on the advice of counsel, prejudicial to the interests of the Warrantholders as a group;

(f)

adding to or amending the provisions hereof in respect of the transfer of Warrants, making provision for the exchange of Warrants and making any modification in the form of the Warrant Certificate that does not affect the substance thereof;

(g)

amending any of the provisions of this Indenture or relieving the Company from any of the obligations, conditions or restrictions herein contained, provided that no such amendment or relief shall be or become operative or effective if, in the opinion of the Warrant Agent, relying on the advice of counsel, such amendment or relief impairs any of the rights of the Warrantholders as a group or of the Warrant Agent, and provided further that the Warrant Agent may in its sole discretion decline to enter into any supplemental indenture that in its opinion may not afford adequate protection to the Warrant Agent when the same shall become operative; and

(h)

for any other purpose not inconsistent with the terms of this Indenture, including the correction or rectification of any ambiguities, defective or inconsistent provisions, errors or omissions herein, provided that, in the opinion of the Warrant Agent, relying on the advice of counsel, the rights of the Warrant Agent and the Warrantholders as a group are in no way prejudiced thereby.

Section 7.2	Successor Companies

In the case of the amalgamation, consolidation, arrangement, merger or transfer of the undertaking or assets of the Company as an entirety or substantially as an entirety to another person (a “successor company”), the successor company resulting from the amalgamation, consolidation, arrangement, merger or transfer (if not the Company) shall be bound by the provisions hereof and all obligations for the due and punctual performance and observance of each and every covenant and obligation contained in this Indenture to be performed by the Company and the successor company shall by supplemental indenture satisfactory in form to the Warrant Agent and executed and delivered to the Warrant Agent, expressly assume those obligations.

ARTICLE 8
CONCERNING THE WARRANT AGENT

Section 8.1	Applicable Legislation

(1)	If and to the extent that any provision of this Indenture limits, qualifies or conflicts with a mandatory requirement of Applicable Legislation, such mandatory requirement shall prevail.

(2)

The Company and the Warrant Agent agree that each will at all times in relation to this Indenture and any action to be taken hereunder observe and comply with and be entitled to the benefit of Applicable Legislation.

Section 8.2	Rights and Duties of Warrant Agent

(1)

The Warrant Agent accepts the duties and responsibilities under this Indenture, solely as custodian, bailee and agent. No trust is intended to be, or is or will be, created hereby and the Warrant Agent shall owe no duties hereunder as a trustee.

(2)

In the exercise of the rights and duties prescribed or conferred by the terms of this Indenture, the Warrant Agent shall act honestly and in good faith with a view to the best interests of the Warrantholders and shall exercise the degree of care, diligence and skill that a reasonably prudent warrant agent would exercise in comparable circumstances. No provision of this Indenture shall be construed to relieve the Warrant Agent from, or require any other person to indemnify the Warrant Agent against liability for its own gross negligence, wilful misconduct or fraud.

(3)

The Warrant Agent shall not be bound to do or take any act, action or proceeding for the enforcement of any of the obligations of the Company under this Indenture unless and until it shall have received a Warrantholders’ Request specifying the act, action or proceeding that the Warrant Agent is requested to take. The obligation of the Warrant Agent to commence or continue any act, action or proceeding for the purpose of enforcing any rights of the Warrant Agent or the Warrantholders hereunder shall be conditional upon the Warrantholders furnishing, when required by notice in writing by the Warrant Agent, sufficient funds to commence or continue such act, action or proceeding and an indemnity reasonably satisfactory to the Warrant Agent and its counsel to protect and hold harmless the Warrant Agent, its officers, directors, employees and agents against the costs, charges and expenses and liabilities to be incurred thereby and any loss and damage it may suffer by reason thereof. None of the provisions contained in this Indenture shall require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless indemnified and funded as aforesaid.

(4)

The Warrant Agent may, before commencing any act, action or proceeding, or at any time during the continuance thereof require the Warrantholders at whose instance it is acting to deposit with the Warrant Agent the Warrant Certificates held by them, for which Warrant Certificates the Warrant Agent shall issue receipts.

(5)

Every provision of this Indenture that, by its terms, relieves the Warrant Agent of liability or entitles it to rely upon any evidence submitted to it is subject to the provisions of Applicable Legislation, this Section 8.2 and Section 8.3.

(6)

The Warrant Agent shall not be bound to give any notice or do or take any act, action or proceeding by virtue of the powers conferred on it hereunder unless and until it shall have been required to do so under the terms hereof; nor shall the Warrant Agent be required to take notice of any default hereunder, unless and until notified in writing of such default, which notice shall specifically set out the default desired to be brought to the attention of the Warrant Agent and in the absence of such notice the Warrant Agent may for all purposes of this Indenture conclusively assume that no default has occurred or been made in the performance or observance of the representations, warranties and covenants, agreements or conditions herein contained. Any such notice shall in no way limit any discretion herein given to the Warrant Agent to determine whether or not the Warrant Agent shall take action with respect to any default.

(7)	In this Indenture, whenever confirmations or instructions are required to be given to the Warrant Agent, in order to be valid, such confirmations and instructions shall be in writing.

Section 8.3	Evidence, Experts and Advisers

(1)

In addition to the reports, certificates, opinions and other evidence required by this Indenture, the Company shall furnish to the Warrant Agent such additional evidence of compliance with any provision hereof and in such form as may be prescribed by Applicable Legislation or as the Warrant Agent may reasonably require by written notice to the Company.

(2)

In the exercise of its rights and duties hereunder, the Warrant Agent may, if it is acting in good faith, act and rely absolutely as to the truth of the statements and the accuracy of the opinions expressed therein, upon statutory declarations, opinions, reports, written requests, consents, or orders of the Company, certificates of the Company or other evidence furnished to the Warrant Agent pursuant to any provision hereof or of Applicable Legislation or pursuant to a request of the Warrant Agent. The Warrant Agent shall be under no responsibility in respect of the validity of this Indenture or the execution and delivery hereof by or on behalf of the Company or in respect of the validity or the execution of any Warrant Certificate by the Company and issued hereunder, nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Indenture or in any such Warrant Certificate; nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any securities to be issued upon the right to acquire provided for in this Indenture and/or in any Warrant Certificate or as to whether any securities will when issued be duly authorized or be validly issued and fully paid and non-assessable.

(3)

Whenever Applicable Legislation requires that evidence referred to in subsection 8.3(1) be in the form of a statutory declaration, the Warrant Agent may accept the statutory declaration in lieu of a certificate of the Company required by any provision hereof. Any such statutory declaration may be made by one or more of the directors or officers of the Company and may be relied upon by the Warrant Agent in good faith without further inquiry.

(4)

The Warrant Agent may act and rely and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document believed by it to be genuine and to have been signed, sent or presented by or on behalf of the proper party or parties. The Warrant Agent has sole discretion and shall be protected in acting and relying upon any resolution, certificate, statement, instrument, opinion, report, notice, request, consent, order, letter or other paper document received in facsimile or e-mail form.

(5)

The Warrant Agent may employ or retain such counsel, accountants, engineers, appraisers or other experts or advisers as it may reasonably require for the purpose of determining and discharging its duties hereunder and may pay reasonable remuneration for all services so performed by any of them, without taxation of costs of any counsel and shall not be responsible for any misconduct on the part of any of them who has been selected with due care by the Warrant Agent. Any reasonable remuneration paid by the Warrant Agent shall be paid by the Company in accordance with Section 4.3.

(6)

The Warrant Agent may act and rely and shall be protected in acting and relying in good faith on the opinion or advice of or information obtained from any counsel, accountant, appraiser, engineer or other expert or advisor, whether retained or employed by the Company or the Warrant Agent, in relation to any matter arising in fulfilling its duties and obligations hereof.

(7)

The Warrant Agent may, as a condition precedent to any action to be taken by it under this Indenture, require such opinions, statutory declarations, reports, certificates or other evidence as it, acting reasonably, considers necessary or advisable in the circumstances.

Section 8.4	Securities, Documents and Monies Held by Warrant Agent

Any securities, documents of title, monies or other instruments that may at any time be held by the Warrant Agent subject to the duties and obligations hereof, for the benefit of the Company, shall be placed in the deposit vaults of the Warrant Agent or of any Schedule 1 Canadian chartered bank for safekeeping with any such bank or the Warrant Agent. All interest or other income received by the Warrant Agent in respect of such deposits and investments shall, subject to Section 4.4, belong to the Company and shall be paid to the Company upon discharge of this Indenture.

Section 8.5	Actions by Warrant Agent to Protect Interests

Subject to the provisions of this Indenture and Applicable Legislation, the Warrant Agent shall have the power to institute and to maintain such actions and proceedings as it may consider necessary or expedient to preserve, protect or enforce its interests and the interests of the Warrantholders.

Section 8.6	Warrant Agent not Required to Give Security

The Warrant Agent shall not be required to give any bond or security in respect of the execution of the duties and obligations of this Indenture or otherwise.

Section 8.7	Protection of Warrant Agent

By way of supplement to the provisions of any law for the time being relating to warrant agents, it is expressly declared and agreed as follows:

(1)

The Warrant Agent shall not be liable for or by reason of any representations, statements of fact or recitals in this Indenture or in the Warrants (except the representation contained in Section 2.4(3), Section 8.9 or in the certificate of the Warrant Agent on the Warrants) or be required to verify the same and all such statements of fact or recitals are and shall be deemed to be made by the Company (except the representation contained in Section 2.4(3), Section 8.9 or in the certificate of the Warrant Agent on the Warrants).

(2)

Nothing herein contained shall impose any obligation on the Warrant Agent to see to or to require evidence of the registration or filing (or renewal thereof) of this Indenture or any instrument ancillary or supplemental hereto.

(3)	The Warrant Agent shall not be bound to give notice to any person or persons of the execution hereof.

(4)

The Warrant Agent shall not incur any liability or responsibility whatsoever or be in any way responsible for the consequence of any breach on the part of the Company of any of the covenants or warranties herein contained or of any acts of any directors, officers, employees, agents or servants of the Company.

(5)

Without limiting any protection or indemnity of the Warrant Agent under any other provision hereof, or otherwise at law, the Company hereby agrees to indemnify and hold harmless the Warrant Agent and its directors, officers, agents and employees from and against any and all liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements, including reasonable legal or advisor fees and disbursements, of whatever kind and nature which may at any time be imposed on, incurred by or asserted against the Warrant Agent and its directors, officers, agents and employees in connection with the performance of its duties and obligations hereunder, other than such liabilities, losses, damages, penalties, claims, actions, suits, costs, expenses and disbursements arising by reason of the gross negligence, fraud or wilful misconduct of the Warrant Agent. This provision shall survive the resignation or removal of the Warrant Agent, or the termination of this Indenture. The Warrant Agent shall not be under any obligation to prosecute or defend any action or suit in respect of this Indenture which, in the opinion of its counsel, may involve it in expense or liability, unless the Company shall, so often as required, furnish the Warrant Agent with satisfactory indemnity and funding against such expense or liability.

Section 8.8	Replacement of Warrant Agent

(1)

The Warrant Agent may resign its appointment and be discharged from all further duties and liabilities hereunder by giving to the Company not less than 60 days prior notice in writing or such shorter prior notice as the Company may accept as sufficient. The Warrantholders by extraordinary resolution shall have the power at any time to remove the existing Warrant Agent and to appoint a new Warrant Agent. In the event of the Warrant Agent resigning or being removed as aforesaid or being dissolved, becoming bankrupt, going into liquidation or otherwise becoming incapable of acting hereunder, the Company shall forthwith appoint a new Warrant Agent unless a new Warrant Agent has already been appointed by the Warrantholders; failing such appointment by the Company, the retiring Warrant Agent or any Warrantholder may apply to a justice of the Ontario Superior Court of Justice at the Company’s expense, on such notice as such justice may direct, for the appointment of a new Warrant Agent; but any new Warrant Agent so appointed by the Company or by the Court shall be subject to removal as aforesaid by the Warrantholders. Any new Warrant Agent appointed under any provision of this Section 8.8 shall be a corporation authorized to carry on the business of a transfer agent or a trust company in the Province of Ontario and, if required by Applicable Legislation of any other province, in such other province. On any such appointment the new Warrant Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named herein as Warrant Agent without any further assurance, conveyance, act or deed; but there shall be immediately executed, at the expense of the Company, all such conveyances or other instruments as may, in the opinion of counsel, be necessary or advisable for the purpose of assuring the same to the new Warrant Agent, provided that any resignation or removal of the Warrant Agent and appointment of a successor Warrant Agent shall not become effective until the successor Warrant Agent shall have executed an appropriate instrument accepting such appointment and, at the request of the Company, the predecessor Warrant Agent, upon payment of its outstanding remuneration and expenses, shall execute and deliver to the successor Warrant Agent an appropriate instrument transferring to such successor Warrant Agent all rights and powers of the Warrant Agent hereunder and all securities, documents of title and other instruments and all monies and properties held by the Warrant Agent hereunder.

(2)	Upon the appointment of a successor warrant agent, the Company shall promptly notify the Warrantholders thereof in the manner provided for in Section 9.1.

(3)

Any corporation into or with which the Warrant Agent may be merged or consolidated or amalgamated, or any corporation succeeding to the corporate trust business of the Warrant Agent, shall be the successor to the Warrant Agent hereunder without any further act on its part or of any of the parties hereto, provided that such corporation would be eligible for appointment as a new warrant agent under subsection 8.8(1).

(4)

Any Warrants authenticated or certified but not delivered by a predecessor Warrant Agent may be authenticated or certified by the new or successor warrant agent in the name of the predecessor or the new or successor warrant agent.

Section 8.9	Conflict of Interest

(1)

The Warrant Agent represents to the Company that to the best of its knowledge at the time of execution and delivery hereof no material conflict of interest exists which it is aware of in the Warrant Agent’s role hereunder and agrees that in the event of a material conflict of interest arising which it becomes aware of hereafter it will, within 90 days after ascertaining that it has such a material conflict of interest, either eliminate the same or resign its appointment hereunder. If any such material conflict of interest exists or hereafter shall exist, the validity and enforceability of this Indenture and the Warrants shall not be affected in any manner whatsoever by reason thereof.

(2)

Subject to subsection 8.9(1), the Warrant Agent, in its personal or any other capacity, may buy, lend upon and deal in securities of the Company and generally may contract and enter into financial transactions with the Company or any Subsidiary without being liable to account for any profit made thereby.

Section 8.10	Acceptance of Duties and Obligations

The Warrant Agent hereby accepts the duties and obligations in this Indenture declared and provided for and agrees to perform the same upon the terms and conditions herein set forth and agrees to hold all rights, interests and benefits contained herein on behalf of those persons who become holders of Warrants from time to time issued under this Indenture.

Section 8.11	Warrant Agent not to be Appointed Receiver

The Warrant Agent and any person related to the Warrant Agent shall not be appointed a receiver or receiver and manager or liquidator of all or any part of the assets or undertaking of the Company or any Subsidiary or any partnership of which the Company is directly or indirectly involved.

Section 8.12	Authorization to Carry on Business

The Warrant Agent represents to the Company that, at the date of execution and delivery by it of this Indenture, it is authorized to perform its obligations under this Indenture and to carry on the business of a warrant agent in the province of Ontario. If, notwithstanding the provisions of this Section 8.12, the Warrant Agent ceases to be so authorized to perform its obligations under this Indenture or to carry on business, the validity and enforceability of this Indenture and the Warrants issued hereunder shall not be affected in any manner whatsoever by reason only of such event, but the Warrant Agent shall, within 90 days after ceasing to be so authorized, either become so authorized or resign as Warrant Agent in the manner and with the effect specified in Section 8.8.

Section 8.13	Third Party Interests

The Company hereby represents to the Warrant Agent that any account to be opened by, or interest to be held by the Warrant Agent in connection with this Indenture, for or to the credit of such party, either (i) is not intended to be used by or on behalf of any third party; or (ii) is intended to be used by or on behalf of a third party, in which case such party hereto agrees to complete and execute forthwith a declaration in the Warrant Agent’s prescribed form as to the particulars of such party.

Section 8.14	Not Bound to Act

The Warrant Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Warrant Agent, in its sole judgment, determines that such act might cause it to be in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline. Further, should the Warrant Agent, in its sole judgment, determine at any time that its acting under this Indenture has resulted in its being in non-compliance with any applicable anti-money laundering, anti-terrorist or economic sanctions legislation, regulation or guideline, then it shall have the right to resign on 10 days written notice to the Company, provided (i) that the Warrant Agent’s written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Warrant Agent’s satisfaction within such 10 day period, then the resignation will not be effective.

Section 8.15	Warrant Agent not to Expend Own Funds

No provision of this Indenture will require the Warrant Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers unless funded and indemnified as aforesaid.

Section 8.16	Privacy

Despite any other provision of this Indenture, no party hereto shall take or direct any action that would contravene, or cause the other to contravene, applicable federal and/or provincial legislation that addresses the protection of individuals’ personal information (collectively, “Privacy Laws”). The Company shall, prior to transferring or causing to be transferred personal information to the Warrant Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or shall have determined that such consents either have previously been given upon which the parties can rely or are not required under the Privacy Laws. The Warrant Agent shall use commercially reasonable efforts to ensure that its services hereunder comply with Privacy Laws. Specifically, the Warrant Agent agrees: (a) to have a designated chief privacy officer; (b) to maintain policies and procedures to protect personal information and to receive and respond to any privacy complaint or inquiry; (c) to use personal information solely for the purpose of providing its services under or ancillary to this Indenture and not to use it for any other purpose except with the consent or direction from the Company or the individual involved; (d) not to sell or otherwise improperly disclose personal information to any third party; and (e) to employ administrative, physical and technological safeguards to reasonably secure and protect personal information against loss, theft or unauthorized access, use or modification.

ARTICLE 9
GENERAL

Section 9.1	Notice to the Company and the Warrant Agent

(1)

Unless herein otherwise expressly provided, any notice to be given hereunder to the Company or the Warrant Agent shall be deemed to be validly given, if delivered by courier or regular mail or transmitted by facsimile or email as follows:

(a)	if to the Company:

Americas Silver Corporation
145 King Street West, Suite 2870
Toronto, Ontario M5H 1J8

Attention:	Darren Blasutti, President and Chief Executive Officer
Fax:	1 (866) 401-3069
Email:	dblasutti@americassilvercorp.com

With a copy to (not to constitute notice):

Stikeman Elliott LLP
5300 Commerce Court West
199 Bay Street
Toronto, Ontario
M5L 1B9

Attention:	Michael Burkett
Facsimile:	(416) 947-0866
Email:	mburkett@stikeman.com

(b)	If to the Warrant Agent, to:

Computershare Trust Company of Canada
11th Floor, 100 University Ave.
Toronto, Ontario M5J 2Y1

Attention:	Manager, Corporate Trust Department
Facsimile:	(416) 981- 9777
Email:	corporatetrust.toronto@computershare.com

and any notice given in accordance with the foregoing shall be deemed to have been received on the date of delivery if that date is a Business Day or, if mailed by regular mail, on the fifth Business Day following the date of the postmark on such notice or, if transmitted by facsimile, on the Business Day following the transmission.

(2)

The Company or the Warrant Agent, as the case may be, may from time to time notify the other in the manner provided in subsection 9.1(1) of a change of address which, from the effective date of such notice and until changed by like notice, shall be the address of the Company or the Warrant Agent, as the case may be, for all purposes of this Indenture. A copy of any notice of change of address given pursuant to this subsection 9.1(2) shall be available for inspection at the principal stock transfer offices of the Warrant Agent in Toronto, Ontario by Warrantholders during normal business hours.

(3)

If, by reason of a strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrant Agent or to the Company hereunder could reasonably be considered unlikely to reach its destination, the notice shall be valid and effective only if it is delivered to an officer of the party to which it is addressed or if it is delivered to that party at the appropriate address provided in subsection 9.1(1) by facsimile or email and any notice delivered in accordance with the foregoing shall be deemed to have been received on the date of delivery to the officer or if delivered by facsimile or email on the third Business Day following the date of the sending of the notice by the person giving the notice.

Section 9.2	Notice to the Warrantholders

(1)

Any notice to the Warrantholders, or any notice to CDS where it would reasonably be expected that CDS will give notice to CDS Participants under the provisions of this Indenture, shall be deemed to be validly given if the notice is sent by prepaid mail or, if delivered by hand, to the holders at their addresses appearing in the register of holders. Any notice so delivered shall be deemed to have been received on the date of delivery if that date is a Business Day or the Business Day following the date of delivery if such date is not a Business Day or on the third Business Day if delivered by mail. All notices may be given to whichever one of the Warrantholders (if more than one) is named first in the appropriate register hereinbefore mentioned, and any notice so given shall be sufficient notice to all Warrantholders and any other persons (if any) interested in such Warrants.

(2)

If, by reason of strike, lockout or other work stoppage, actual or threatened, involving postal employees, any notice to be given to the Warrantholders could reasonably be considered unlikely to reach its destination, the notice may be published or distributed once in the Report on Business section of the national edition of The Globe and Mail newspaper or, in the event of a disruption in the circulation of that newspaper, once in a daily newspaper in the English language of general circulation in the City of Toronto, Ontario; provided that in the case of a notice convening a meeting of the holders of Warrants, the Warrant Agent may require such additional publications of that notice, in the same or in other cities or both, as it may deem necessary for the reasonable notification of the holders of Warrants or to comply with any applicable requirement of law or any stock exchange. Any notice so given shall be deemed to have been given on the day on which it has been published in all of the cities in which publication was required.

Section 9.3	Discretion of Directors

Any matter provided herein to be determined by the directors in their sole discretion and determination so made will be conclusive.

Section 9.4	Satisfaction and Discharge of Indenture

Upon the earlier of the Time of Expiry or the date by which there shall have been delivered to the Warrant Agent for exercise or destruction in accordance with the provisions hereof all Warrants theretofore authenticated or certified hereunder (and no further Warrants remain issuable hereunder), this Indenture, except to the extent that Common Shares and any certificates therefor have not been issued and delivered hereunder or the Company has not performed any of its obligations hereunder, shall cease to be of further effect in respect of the Company, and the Warrant Agent, on written demand of and at the cost and expense of the Company, and upon delivery to the Warrant Agent of a certificate of the Company stating that all conditions precedent to the satisfaction and discharge of this Indenture have been complied with and upon payment to the Warrant Agent of the expenses, fees and other remuneration payable to the Warrant Agent, shall execute proper instruments acknowledging satisfaction of and discharging this Indenture; provided that if the Warrant Agent has not then performed any of its obligations hereunder any such satisfaction and discharge of the Company’s obligations hereunder shall not affect or diminish the rights of any Warrantholder or the Company against the Warrant Agent.

Section 9.5	Sole Benefit of Parties and Warrantholders

Nothing in this Indenture or the Warrants, expressed or implied, shall give or be construed to give to any person other than the parties hereto and the holders from time to time of the Warrants any legal or equitable right, remedy or claim under this Indenture, or under any covenant or provision therein contained, all such covenants and provisions being for the sole benefit of the parties hereto and the Warrantholders.

Section 9.6	Indenture to Prevail

To the extent of any discrepancy or inconsistency between the terms and conditions of this Indenture and the Warrant Certificate, the terms of this Indenture will prevail.

Section 9.7	Severability

If, in any jurisdiction, any provision of this Indenture or its application to any party or circumstance is restricted, prohibited or unenforceable, such provision will, as to such jurisdiction, be ineffective only to the extent of such restriction, prohibition or unenforceability without invalidating the remaining provisions of this Indenture and without affecting the validity or enforceability of such provision in any other jurisdiction or without affecting its application to other parties or circumstances.

Section 9.8	Force Majeure

No party shall be liable to any other, or held in breach of this Indenture, if prevented, hindered, or delayed in the performance or observance of any provision contained herein by reason of act of God, riots, terrorism, acts of war, epidemics, governmental or regulatory action, judicial order, earthquakes, or any other similar causes (including, but not limited to, mechanical, electronic or communication interruptions, disruptions or failures). Performance times under this Indenture shall be extended for a period of time equivalent to the time lost because of any delay that is excusable under this Section 9.8.

Section 9.9	Counterparts and Formal Date

This Indenture may be simultaneously executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set out at the top of the first page of this Indenture.

[Remainder of page intentionally left blank.]

IN WITNESS WHEREOF the parties hereto have executed this Indenture as of the date first written above.

AMERICAS SILVER CORPORATION

Per:	“Signed”
Authorized Signing Officer

COMPUTERSHARE TRUST COMPANY OF
CANADA

Per:	“Signed”
Authorized Signing Officer

By:	“Signed”
Authorized Signing Officer

SCHEDULE “A”
FORM OF WARRANT CERTIFICATE

THE WARRANTS EVIDENCED HEREBY ARE EXERCISABLE ON OR BEFORE 5:00 P.M. (TORONTO TIME) ON JUNE 14, 2021, AFTER WHICH TIME THE WARRANTS EVIDENCED HEREBY SHALL BE DEEMED TO BE VOID AND OF NO FURTHER FORCE OR EFFECT.

UNLESS PERMITTED UNDER SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE OCTOBER 15, 2016.

[For Warrants required to bear the legend set forth in subsection 2.20(1)(b) of the Warrant Indenture also include the following legend]

THE SECURITIES REPRESENTED HEREBY AND THE SECURITIES ISSUABLE UPON CONVERSION HEREOF HAVE NOT BEEN AND WILL NOT BE REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”), OR ANY STATE SECURITIES LAWS. THE HOLDER HEREOF, BY PURCHASING OR OTHERWISE HOLDING SUCH SECURITIES, AGREES FOR THE BENEFIT OF THE CORPORATION THAT SUCH SECURITIES MAY BE OFFERED, SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, DIRECTLY OR INDIRECTLY, ONLY (A) TO THE CORPORATION; (B) OUTSIDE THE UNITED STATES IN ACCORDANCE WITH RULE 904 OF REGULATION S UNDER THE U.S. SECURITIES ACT AND IN COMPLIANCE WITH APPLICABLE LOCAL LAWS AND REGULATIONS; (C) PURSUANT TO THE EXEMPTIONS FROM REGISTRATION UNDER THE U.S. SECURITIES ACT PROVIDED BY (I) RULE 144 THEREUNDER, IF AVAILABLE OR (II) RULE 144A THEREUNDER, IF AVAILABLE, AND, IN BOTH CASES, IN ACCORDANCE WITH APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES; OR (D) IN A TRANSACTION THAT DOES NOT REQUIRE REGISTRATION UNDER THE U.S. SECURITIES ACT OR ANY APPLICABLE STATE SECURITIES LAWS OF THE UNITED STATES AND, IN THE CASE OF PARAGRAPH (C)(I) OR (D) ABOVE, OR IF OTHERWISE REQUIRED BY THE CORPORATION, THE SELLER HAS FURNISHED TO THE CORPORATION AN OPINION OF COUNSEL OF RECOGNIZED STANDING IN FORM AND SUBSTANCE REASONABLY SATISFACTORY TO THE CORPORATION TO SUCH EFFECT. DELIVERY OF THIS CERTIFICATE MAY NOT CONSTITUTE GOOD DELIVERY IN SETTLEMENT OF TRANSACTIONS ON STOCK EXCHANGES IN CANADA.

THIS WARRANT AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED (THE “U.S. SECURITIES ACT”). THIS WARRANT MAY NOT BE EXERCISED IN THE UNITED STATES OR BY OR ON BEHALF OF A U.S. PERSON OR PERSON IN THE UNITED STATES UNLESS THIS WARRANT AND SHARES ISSUABLE UPON EXERCISE OF THIS WARRANT HAVE BEEN REGISTERED UNDER THE U.S. SECURITIES ACT AND THE APPLICABLE SECURITIES LEGISLATION OF ANY SUCH STATE OR EXEMPTIONS FROM SUCH REGISTRATION REQUIREMENTS ARE AVAILABLE. “UNITED STATES” AND “U.S. PERSON” ARE AS DEFINED BY REGULATION S UNDER THE U.S. SECURITIES ACT.

CUSIP: 03063L127/ ISIN: CA03063L1278

Warrant Certificate No.•	Representing •
Warrants to acquire
Common Shares

COMMON SHARE PURCHASE WARRANTS

OF

AMERICAS SILVER CORPORATION

(Incorporated under the Canada Business Corporations Act)

THIS CERTIFIES that, for value received, the registered holder hereof, •                                                                                                             (the “holder”) is entitled at any time prior to 5:00 p.m. (Toronto time) on June 14, 2021 to subscribe for the number of Common Shares specified above of Americas Silver Corporation (the “Company”), by surrendering to Computershare Trust Company of Canada (the “Warrant Agent”) at its principal stock transfer offices in Toronto, Ontario this Warrant Certificate with a subscription in the form of the attached Exercise Form duly completed and executed and accompanied by payment of $0.39 per Common Share, subject to adjustment in certain events, (the “Exercise Price”) by certified cheque, bank draft or money order in lawful money of Canada payable to or to the order of the Company at par in Toronto, Ontario.

The Warrants represented by this certificate shall be deemed to have been surrendered, and payment by certified cheque, bank draft or money order shall be deemed to have been made, only upon personal delivery thereof or, if sent by post or other means of transmission, upon actual receipt thereof by the Warrant Agent at its principal stock transfer offices in Toronto, Ontario.

This Warrant Certificate represents Warrants issued under the provisions of the Warrant Indenture (which indenture together with all other instruments supplemental or ancillary thereto is herein referred to as the “Warrant Indenture”) dated as of June 14, 2016 between Americas Silver Corporation and the Warrant Agent, which contains particulars of the rights of the holders of the Warrants and of the Company and of the Warrant Agent in respect thereof and the terms and conditions upon which the Warrants are issued and held, all to the same effect as if the provisions of the Warrant Indenture were herein set forth, to all of which the holder of this Warrant Certificate by acceptance hereof assents. A copy of the Warrant Indenture will be available for inspection at the principal offices of the Warrant Agent in Toronto, Ontario. Capitalized terms used in this Warrant Certificate and not otherwise defined herein shall have the meanings ascribed thereto in the Warrant Indenture.

No transfer of any Warrant will be valid unless entered on the register of transfers, upon surrender to the Warrant Agent of the Warrant Certificate evidencing such Warrant, duly endorsed by, or accompanied by a written instrument of transfer in form satisfactory to the Warrant Agent executed by, the registered holder or its executors, administrators or other legal representatives or its attorney duly appointed by an instrument in writing in form and execution satisfactory to the Warrant Agent.

The Warrant Indenture provides for adjustment in the number of Common Shares to be delivered upon exercise of the right of purchase hereby granted and to the Exercise Price in certain events therein set forth.

The Warrant Indenture contains provisions making binding upon all holders of Warrants outstanding thereunder resolutions passed at meetings of such holders held in accordance with such provisions and instruments in writing signed by Warrantholders holding a specified percentage of Warrants outstanding.

Neither the Warrants nor the Common Shares issuable upon exercise hereof have been or will be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”), or U.S. state securities laws. The Warrants may not be exercised in the United States, or by or on behalf of, or for the account or benefit of, a U.S. person or a person in the United States, unless (i) this Warrant and such Common Shares have been registered under the U.S. Securities Act and the applicable laws of any such state, or (ii) an exemption from such registration requirements is available and the requirements set forth in the Exercise Form have been satisfied. “United States” and “U.S. person” are as defined in Regulation S under the U.S. Securities Act.

This Warrant Certificate shall not be valid for any purpose until it has been certified by or on behalf of the Warrant Agent for the time being under the Warrant Indenture.

IN WITNESS WHEREOF the Company has caused this Warrant Certificate to be signed by its duly authorized officer as of the _____day of _________________, 20____.

AMERICAS SILVER CORPORATION

By:
Authorized Signing Officer

This Warrant Certificate represents Warrants referred to in the Warrant Indenture within mentioned.

Countersigned by:

COMPUTERSHARE TRUST COMPANY OF
CANADA

By:
Authorized Signing Officer

Date of Certification: ________________________________________

TRANSFER FORM

ANY TRANSFER OF WARRANTS WILL REQUIRE COMPLIANCE WITH APPLICABLE SECURITIES LEGISLATION. TRANSFERORS AND TRANSFEREES ARE URGED TO CONTACT LEGAL COUNSEL BEFORE EFFECTING ANY SUCH TRANSFER.

TO:	Americas Silver Corporation
c/o Computershare Trust Company of Canada
11th Floor, 100 University Ave.
Toronto, Ontario M5J 2Y1

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

(name)

(address)

of the Warrants registered in the name of the undersigned represented by the within certificate and hereby appoints___________________________as its attorney with full power of substitution to transfer the said Warrants on the appropriate register of the Warrant Agent.

In the case of a warrant certificate that contains a U.S. restrictive legend substantially in the form set forth in Section 2.20(1)(b) of the Warrant Indenture, the undersigned hereby represents, warrants and certifies that (one (only) of the following must be checked):

[ ]	(A) the transfer is being made only to the Company; or

[ ]

(B)     the transfer is being made outside the United States in accordance with Rule 904 of Regulation S under the U.S. Securities Act, and in compliance with any applicable local securities laws and regulations and the holder has provided herewith the Declaration for Removal of Legend attached as Schedule “B” to the Warrant Indenture, or

[ ]

(C)     the transfer is being made pursuant to the exemption from the registration requirements of the U.S. Securities Act provided by (i) Rule 144 under the U.S. Securities Act or (ii) Rule 144A under the U.S. Securities Act, and in either case in accordance with applicable state securities laws; or

[ ]	(D) the transfer is being made in another transaction that does not require registration under the U.S. Securities Act or any applicable state securities laws.

in the case of a transfer in accordance with (C)(i) or (D) above, the holder has delivered to the Warrant Agent of an opinion of counsel, (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Company) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

DATED this_____day of_______________, 20___.

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or
Authorized Representative

Title or Capacity of Authorized	Daytime Phone Number of
Representative	Warrantholder or Authorized
Representative

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Transfer Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Transfer Form must be guaranteed by a Canadian Schedule I chartered bank, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

EXERCISE FORM

TO:	Americas Silver Corporation
c/o Computershare Trust Company of Canada
11th Floor, 100 University Ave.
Toronto, Ontario M5J 2Y1

The undersigned holder of the within Warrants hereby irrevocably subscribes for Common Shares of Americas Silver Corporation (the “Company”) at the Exercise Price referred to in the attached Warrant Certificate on the terms and conditions set forth in such certificate and the Warrant Indenture and encloses herewith a certified cheque, bank draft or money order payable at par in Toronto, Ontario to the order of the Company in payment in full of the subscription price of the Common Shares hereby subscribed for.

The undersigned represents, warrants and certifies as follows (one (only) of the following must be checked):

[ ]

A.     The undersigned holder (i) at the time of exercise of the Warrants is not in the United States; (ii) is not a “U.S. person” as defined in Regulation S under the United States Securities Act of 1933, as amended (the “U.S. Securities Act ”), and is not exercising the Warrants on behalf of a “U.S. person ”; and (iii) did not execute or deliver this exercise form in the United States (other than by a person whose execution or delivery of the exercise form in the United States is deemed to be in an “offshore transaction” under Regulation S by virtue of the applicability of section 902(h)(3) of Regulation S);

[ ]

B.     The undersigned holder (A) purchased Subscription Receipts, directly from the Company for its own account or the account of another “accredited investor”, as that term is defined in Rule 501(a) or Regulation D under the U.S. Securities Act (an “Accredited Investor”), pursuant to a written agreement for the purchase of the Subscription Receipts, (B) is exercising the Warrants solely for its own account or the account of such other Accredited Investor, (C) was an Accredited Investor, both on the date the Subscription Receipts were purchased from the Company and on the date of the exercise of the Warrants, and (D) if the Warrants are being exercised on behalf of another person, represents, warrants and certifies that such person was an Accredited Investor, both on the date the Subscription Receipts were purchased from the Company and on the date of the exercise of the Warrants; or

[ ]

C.     The undersigned holder has delivered to the Warrant Agent an opinion of counsel (which will not be sufficient unless it is from counsel of recognized standing and in form and substance satisfactory to the Warrant Agent) to the effect that an exemption from the registration requirements of the U.S. Securities Act and applicable state securities laws is available.

Notes:

(1)	Certificates will not be registered or delivered to an address in the United States unless Box B or C above is checked.

(2)

If Box C above is checked, holders are encouraged to consult with the Company in advance to determine that the legal opinion tendered in connection with the exercise will be satisfactory in form and substance to the Company. The undersigned hereby directs that the said Common Shares be issued as follows:

NAME(S) IN FULL	ADDRESS(ES)	NUMBER OF COMMON SHARES

(Please print.)

DATED this_____day of_______________, 20___.

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or
Authorized Representative

Title or Capacity of Authorized	Daytime Phone Number of
Representative	Warrantholder or Authorized
Representative

[ ]

Please check this box if the securities are to be picked up at the office where the Warrant Certificate is surrendered, failing which the securities will be mailed to the address shown on the register.

Instructions:

The signature of the Holder must be the signature of the registered holder appearing on the face of this Warrant Certificate.

If this Exercise Form is signed by a trustee, executor, administrator, curator, guardian, attorney, officer of a corporation or any person acting in a fiduciary or representative capacity, the certificate must be accompanied by evidence of authority to sign satisfactory to the Trustee and the Company, acting reasonably.

The signature on this Exercise Form must be guaranteed by a Canadian Schedule I chartered bank, medallion guaranteed by a recognized medallion signature guarantee program or in any other manner satisfactory to the Trustee. The guarantor must affix a stamp bearing the actual words “Signature Guaranteed”. Signature guarantees are not accepted from Treasury Branches or credit unions unless they are members of the Stamp Medallion Program. In the United States, signature guarantees must be done by members of the “Medallion Signature Guarantee Program” only.

If securities are to be issued to a person other than the registered Holder, the Transfer Form must be completed and the Holder must pay or cause to be paid to the Company or the Trustee all applicable transfer or similar taxes, if any, and the Company shall not be required to issue or deliver certificates evidencing the Common Shares and Warrants unless and until such Holder shall have paid to the Company or the Trustee the amount of such tax or shall have established to the satisfaction of the Company that such tax has been paid or that no tax is due.

SCHEDULE “B”
FORM OF DECLARATION FOR REMOVAL OF LEGEND

TO:	Computershare Trust Company of Canada
as registrar and transfer agent for the
securities of Americas Silver Corporation

The undersigned (a) acknowledges that the sale of _____________________of Americas Silver Corporation (the “Company”) represented by certificate number _______to which this declaration relates is being made in reliance on Rule 904 of Regulation S (“Regulation S”) under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) and (b) certifies that (1) the undersigned is not an “affiliate” of the Company as that term is defined in Rule 405 under the U.S. Securities Act, (2) the offer of such securities was not made to a person in the United States and either (A) at the time the buy order was originated, the buyer was outside the United States, or the seller and any person acting on its behalf reasonably believed that the buyer was outside the United States, or (B) the transaction was executed in, on or through the facilities of a “designated offshore securities market” and neither the seller nor any person acting on its behalf knows that the transaction has been prearranged with a buyer in the United States, (3) neither the seller nor any affiliate of the seller nor any person acting on any of their behalf has engaged or will engage in any “directed selling efforts” in the United States in connection with the offer and sale of such securities, (4) the sale is bona fide and not for the purposes of “washing off” the resale restrictions imposed because the securities are “restricted securities” (as such term is defined in Rule 144(a)(3) under the U.S. Securities Act), and (5) the contemplated sale is not a transaction, or part of a series of transactions which, although in technical compliance with Regulation S, is part of a plan or scheme to evade the registration provisions of the U.S. Securities Act. Terms used herein have the meanings given to them by Regulation S under the U.S. Securities Act.

DATED this_____day of_______________, 20___.

Signature Guaranteed	Name of Warrantholder

Name of Authorized Representative	Signature of Warrantholder or
Authorized Representative

Title or Capacity of Authorized	Daytime Phone Number of
Representative	Warrantholder or Authorized
Representative

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